Form 20-F
period 2001-06-30
SECURITISATION ADVISORY SERVICES PTY LTD
filed 2001-12-31
CIK 1101295

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(MARK ONE)
  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal period ended June 30, 2001
                                       OR
  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 333-93721


                  SECURITISATION ADVISORY SERVICES PTY LIMITED
        In its capacity as Manager of the Series 2000-1G Medallion Trust
                      Australian Company Number 064 133 946
             (Exact name of Registrant as specified in its charter)
                           New South Wales, Australia
                 (Jurisdiction of incorporation or organisation)
              Level 8, 48 Martin Place, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)


SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES  REQUIRED TO BE REGISTERED  PURSUANT TO SECTION 12(g) OF THE ACT
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$955,000,000 Class A1 Mortgage Backed Floating Rate Notes


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

                      Yes  [X]             No  [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17[]  Item 18[]  Incorporated by Reference to filings on Form 6K [X]

CROSS REFERENCE SHEET

 20-F Item Number and Caption                                                     Location
--------------------------------------------------------------------------------- ------------------------------------------

PART I
1.         Identity of Director, Senior Management and Advisers...............    Not applicable
2.         Offer Statistics and Expected Timetable............................    Not applicable
3.         Key Information ...................................................    Selected Financial Information
4.         Information on the Company ........................................    Property
5.         Operating and Financial Review and Prospects.......................    Not applicable
6.         Directors, Senior Management and Employees.........................    Not applicable
7.         Major Shareholders and Related Party Transactions..................    Major Shareholders and related Party
                                                                                  Transactions
8.         Financial Information .............................................    Not applicable
9.         The Offer and Listing..............................................    Markets
10.        Additional Information.............................................    Exchange Controls, Taxation, Legal
                                                                                  Proceedings, Holders of Notes
11.        Quantitative and Qualitative Disclosures About Market Risk.........    Market Risk
12.        Description of Securities Other than Equity Securities.............    Not applicable


PART II
13.        Defaults, Dividend Arrearages and Delinquencies....................    Defaults and Delinquencies
14         Materials Modifications to the Rights of Security Holders and Use
           of Proceeds........................................................    Material Modifications to the Rights of
                                                                                  Security Holders


PART III
17.        Financial Statements...............................................    Not applicable
18.        Financial Statements...............................................    Not applicable
19 (a)     Financial Statements ..............................................    Periodic filings on Form 6-K
                                                                                  incorporated by reference
   (b)     Exhibits ..........................................................    Exhibits


TABLE OF CONTENTS

PART 1________________________________________________________________________4

   Incorporation of Certain Documents by Reference ___________________________4
   Item 3: Selected Financial Information_____________________________________4
   Item 4: Property___________________________________________________________5
   Item 7: Interest of Management and Related Parties in Transactions_________5
   Item 9: Markets____________________________________________________________5
   Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes__5
   Item 11: Market Risks______________________________________________________8


PART II_______________________________________________________________________9

   Item 13: Defaults and Delinquencies________________________________________9
   Item 14: Material Modification to Rights of Security Holders_______________9


PART III______________________________________________________________________10

   Item 19: Financial Statements and Exhibits_________________________________10

Exhibits______________________________________________________________________10

  Exhibit 13.1: Quarterly Servicing Report for the July 12, 2000 Payment Date
  Exhibit 13.2: Quarterly Servicing Report for the October 12, 2000 Payment Date
  Exhibit 13.3: Quarterly Servicing Report for the January 12, 2001 Payment Date
  Exhibit 13.4: Quarterly Servicing Report for the April 12, 2001 Payment Date
  Exhibit 13.5: Aggregate Totals for the Fiscal Year
  Exhibit 99.1: The Manager Officer's Certificate of Compliance
  Exhibit 99.2: Document Custody Audit Report
  Exhibit 99.4: Audited Annual Report for the Period Ended 30 June 2001

PART 1

This Annual Report on Form 20-F relates to the Series 2000-1G Medallion Trust (the Trust) and the Class A-1 Mortgage Backed Floating Rate Notes (the Notes) issued pursuant to the Class A-1 Note Trust Deed dated as of March 27, 2000 (the Class A-1 Note Trust Deed), between Perpetual Trustee Company Limited, as issuer trustee (the Issuer Trustee); Securitisation Advisory Services Pty Limited, as Manager (the Manager); and Bank of New York, New York branch, as Class A-1 note trustee (the Class A-1 Note Trustee). Capitalised terms used herein and not defined have the same meanings given to such terms in the Prospectus related to the Notes.

The information required for some items in Form 20-F is "not applicable" to the Trust or the Manager. As used in this Annual Report filed on Form 20-F, "not applicable" or "Not applicable" means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission's Staff with respect to substantially similar certificates and trusts that file annual reports on Form 10-K.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Manager incorporates by reference its periodic filings of Form 6-K, which contain all financial information relating to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to Rule 12b-23 promulgated under the Securities Exchange Act of 1934.


ITEM 3: SELECTED FINANCIAL INFORMATION

The Manager incorporates by reference and attaches hereto as Exhibit 13.1 to 13.4, pursuant to General Instruction F to Form 20-F and Rule 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Quarterly Servicing Reports, filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders.

Quarterly Servicing Report for the July 12, 2000 Payment Date,
Quarterly Servicing Report for the October 12, 2000 Payment Date,
Quarterly Servicing Report for the January 12, 2001 Payment Date, and Quarterly Servicing Report for the April 12, 2001 Payment Date

The Manager also attaches hereto, as Exhibits 13.5, Exhibit 99.2 and
Exhibit 99.4 respectively, the following documents:

Aggregate Totals for the Fiscal Year,
Document Custody Audit Report, and
Audited Annual Report

Currency Exchange
-----------------

A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2001 was US$0.5100 = A$1.00

Payments to noteholders, however, are generally not affected by fluctuations in the exchange rate between Australian US dollars because of the currency swap. Refer to Note 1(e) of the Annual Report of the Trust attached as Exhibit 99.4.


ITEM 4: PROPERTY

The property of the Trust consists solely of residential mortgage loans. Information concerning such property can be found in the Quarterly Servicing Reports, attached as Exhibits 13.1 through 13.4, the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.5, and the Financial Report for the Period Ending June 30, 2001, attached as Exhibit 99.4. Additionally, an Officer's Certificate of Compliance, executed by a director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.


ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Securitisation Advisory Services Pty Limited is a wholly owned subsidiary of Commonwealth Bank of Australia. Its principal business activity is the management of securitisation trusts established under Commonwealth Bank of Australia's Medallion Trust Programmes.

[Commonwealth Bank of Australia provides working capital to Securitisaiton Advisory Services Pty Ltd. Also, Securitisation Advisory Services Pty Ltd has entered into transaction on commercial terms with either Commonwealth Bank of Australia or wholly owned subsidiaries of Commonwealth Bank of Australia in order to carry out its function as manager under the securitisation trusts.]


ITEM 9: MARKETS

The Notes are not traded on any nationally recognised exchange in the United States. The Notes are listed and exchanged on the London Stock Exchange.


ITEM 10: EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES

LEGAL PROCEEDINGS

The Manager knows of no material legal proceedings involving any of the Trust, the Manager, the Servicer or the Issuer Trustee.

HOLDERS OF NOTES

The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company. Accordingly, Cede & Co. is the sole holder of record of the Notes, which it held on behalf of approximately 12 brokers, dealers, banks and other direct participants in the DTC system.


EXCHANGE CONTROLS

The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, we are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

(i)   withholding   taxes  (see  "Item  10.  Taxation"  below)  in  relation  to remittances of dividends (to the extent they are unfranked) and interest payments;

(ii) a restriction on transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

      o the National Union for Total Independence of Angola (UNITA) or senior officials or adult members of the immediate families of senior officials, of UNITA.
      o the Government of Iraq its agencies or its nationals, including bodies corporate within its territories;
      o the Government of Libya, a public authority of Libya, an undertaking owned or controlled by the said Government or any such public authority, or any person acting on behalf of the said Government, public authority or undertaking;
      o      any of the following:
             o the Embassy or Consulate-General of the Federal Republic of Yugoslavia (Serbia and Montenegro) (in respect of any amount in excess of $100,000);
             o the Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) (in respect of any amount in excess of $100,000); or
             o certain other persons and entities listed in instruments issued under the Australian Banking (Foreign Exchange) Regulations and published on behalf of the Reserve Bank of Australia in the Commonwealth of Australia Gazette on 24 October 2001;
      o the Afghan faction known as the Taliban, which also calls itself the Islamic Emirate of Afghanistan, or any undertaking owned or controlled, directly or indirectly by the Taliban;
      o      any of the following:
             o   Usama bin Laden;
             o   the Al-Qaida organisation; or
             o certain other persons and entities listed in instruments issued under the Australian Banking (Foreign Exchange) Regulations and published on behalf of the Reserve Bank of Australia in the Commonwealth of Australia Gazettes on 5 October 2001, 18 October 2001 and 19 November 2001; or

             o the National Union for the Total Independence of Angola whether to UNITA as an organisation, to senior officials of UNITA or to adult members of the immediate families of the senior officials of UNITA.

Notwithstanding the restrictions referred to in paragraph (ii) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

Effectively, the only exchange controls limiting the purchase of domestic securities by non-residents retained in terms of the Manager or the Trust are the Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks, foreign governments and foreign government agencies, which are holders of the official exchange reserves of their country and do not act independently of their government with respect to investment decisions.


TAXATION

Certain Australian Tax Matters
------------------------------

The following statements with respect to Australian taxation are only general summaries and are based on advice received by the Manager. Purchasers of Notes should consult their own tax advisers concerning the consequences, in their particular circumstances, under Australian tax laws, and the laws of any other taxing jurisdiction, of the ownership of or any dealing in the Notes.

Payments of Principal, Premiums and Interest
--------------------------------------------

Under existing Australian tax law, non-resident holders of Notes or interests in any Global Note (other than persons holding such securities or interest as part of a business carried on, at or through a permanent establishment in Australia (an "Australian Establishment")) are not subject to Australian income tax on payments of interest or amounts in the nature of interest, including, subject to the fulfilment of all conditions required by section 128F of the Australian Income Tax Assessment Act 1936 (the "Tax Act") as set forth below, interest withholding tax. Under Article 11 of the 1983 United States-Australia Tax Treaty, the maximum Australian withholding rate on interest paid to United States residents who are entitled to the benefit of such Treaty is 10%. Under Australian law, the withholding rates for payments to other jurisdictions is currently 10% on interest or amounts in the nature of interest paid on the Notes. A premium on redemption would generally be treated as an amount in the nature of interest for this purpose.

Pursuant to section 128F of the Tax Act, an exemption from Australian interest withholding tax applies provided all prescribed conditions are met. Such conditions include the issue of the Notes in a way that satisfies an objective public offer test.

The Issuer Trustee will seek to issue the Notes in a way that will satisfy such test and otherwise meet the requirements of section 128F including by listing the Notes. The test will not be satisfied if the Issuer Trustee knew, or had reasonable grounds to suspect, that the Notes were being or would later be acquired either directly or indirectly by an associate of the Issuer Trustee within the meaning of Section 128F of the Tax Act, other than in the capacity of a dealer, manager or underwriter in relation to the placement of a Note.

The exemption from Australian withholding tax will also not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is an associate.

Profit on Sale
--------------

Under current Australian law, non-resident holders of Notes will not be subject to Australian income tax on profits derived from the sale or disposal of Notes (but see below for discussion of Australia's capital gains provisions):

(1)   if the profits do not have an Australian source; or

(2) where the profits do have an Australian source, if the holder is resident in a country with which Australia has entered into a double tax treaty, is entitled to the benefit of that treaty and the profits are business profits for the purposes of the treaty which are not attributable to a business carried on through an Australian Establishment.

The source of any profit on the disposal of Notes will depend on the factual circumstances of the actual disposal. Where the Notes are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have an Australian Establishment, the profit should not have an Australian source. There are, however, specific withholding tax rules that can apply to treat a portion of the sale price of Notes as interest for withholding tax purposes (and which amounts are not covered by the exemption conditions in section 128F). These rules can apply when:

o Notes are sold for an amount in excess of their issue price prior to maturity; or

o Notes are sold to an Australian resident, or to a non-resident in connection with a business carried on, at or through an Australian Establishment, in connection with a "washing arrangement" as defined in section 128(1AB) of the Tax Act.

Under provisions for the taxation of capital gains, non-resident holders of Notes would be subject to Australian tax on profits derived from the sale or disposal of Notes if the Notes were at any time prior to the sale or disposal held as part of a business carried on through an Australian Establishment.

Other Taxes
-----------

No stamp, issue, registration or similar taxes are payable in Australia in connection with the issue of the Notes. Furthermore, a transfer of, or agreement to transfer, Notes executed outside of Australia will not be subject to Australian stamp duty.


ITEM 11: MARKET RISKS

Information regarding various market risks can be found in the Annual Report for the Period 1 July 2000 to 30 June 2001 attached as Exhibit 99.4.

PART II

ITEM 13: DEFAULTS AND DELINQUENCIES

There have been no material defaults or delinquencies in the payment of principal or interest on the Notes. Delinquency and loss information on the mortgage loans has been provided in the Quarterly Servicing Reports.


ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS

None

PART III

ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a) See the "Selected Financial Information" section in this Annual Report and the Exhibits described in section (b) below.

(b)  Exhibits


The following documents are filed as part of this Annual Report:

1.  Exhibit 13.1:  Quarterly Servicing Report for the July 12, 2000 Payment Date
2.  Exhibit 13.2:  Quarterly Servicing Report for the October 12, 2000
                     Payment Date
3.  Exhibit 13.3:  Quarterly Servicing Report for the January 12, 2001
                     PaymentDate
4.  Exhibit 13.4:  Quarterly Servicing Report for the April 12, 2001
                     Payment Date
5.  Exhibit 13.5:  Aggregate Totals for the Fiscal Year
6.  Exhibit 99.1:  The Manager Officer's Certificate of Compliance
7.  Exhibit 99.2:  Document Custody Audit Report
8.  Exhibit 99.4:  Audited Annual Report for the period ended 30 June 2001

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


 /s/  Raymond George Wilkie
-------------------------------------
Name:  Raymond George Wilkie


Director
Securitisation Advisory Services Pty Limited
Date: December 20, 2001

INDEX TO EXHIBITS


Exhibit No.         Document Description
-----------         --------------------

13.1                Quarterly Servicing Report for the July 12, 2000
                       Payment Date, filed on form 6-K
13.2                Quarterly  Servicing Report for the October 12, 2000
                       Payment Date, filed on form 6-K
13.3                Quarterly Servicing Report for the January 12, 2001
                       Payment Date, filed on form 6-K
13.4                Quarterly Servicing Report for the April 12, 2001
                       Payment  Date,  filed on form 6-K
13.5                Servicing  Report - Aggregate Totals for the Fiscal Year
99.1                The Manager Officer's  Certificate of Compliance
99.2                Document Custody Audit Report
99.4                Audited Annual Report for the Period Ended 30 June 2001

                                  EXHIBIT 13.1



         Quarterly Servicing Report for the July 12, 2000 Payment Date,
                               filed on form 6-K

                                                                    EXHIBIT 13.1
                                                                    ------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending June 30, 2000

                 Securitisation Advisory Services Pty Limited,
                as manager of the Series 2000-1G Medallion Trust
                ------------------------------------------------
                 (Translation of registrant's name into English)


              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
            -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F _X_     Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

Other Events


On March 27, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-1G Medallion Trust (the Trust), publicly issued US$955,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due July 12, 2031 (the Notes) pursuant to a registration statement (No. 333-93721) declared effective on March 17, 2000. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,432,500 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $953,567,500 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On July 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-1G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 26th July 2000                       By:  /s/ Leanne Leong
                                               ---------------------------------

                                            Name: Leanne Leong
                                                 -------------------------------

                                            Title: Authorised Officer
                                                  ------------------------------

EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit                                    Description
--------------------------------------------------------------------------------

  99.1 The Quarterly Servicing Report for the Distribution Date on July 12, 2000.

                                                                    EXHIBIT 99.1

         SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE


Quarterly Summary Distribution Details
--------------------------------------
--------------------------------------------------------------------------------
Reporting Dates
---------------

Closing Date                                                          27-Mar-00
Determination Date                                                    01-Jul-00
Notice Date                                                           11-Jul-00
Distribution Date                                                     12-Jul-00
Start Accrual Period                                                  27-Mar-00
End Accrual Period                                                    12-Jul-00
No. Of Days in Accrual Period                                               107
Start Collection Period                                               27-Mar-00
End Collection Period                                                 30-Jun-00
No. Of Days in Collection Period                                             96
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Securities on Issue
-------------------                No. of     Initial Invested  Initial Invested
                                Certificates    Amount (US$)       Amount (A$)
                                ------------  ----------------  ----------------

Class A-1 Notes                       9,550     955,000,000.00     1,577,208,918
Class A-2 Notes                       1,500               n/a        150,000,000
Class B Notes                           150               n/a         15,000,000
Redraw Bond - series 1                    0               n/a                  -
Redraw Bond - series 2                    0               n/a                  -

US$/A$ exchange rate at issue        0.6055

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Interest Rate for Accrual Period
--------------------------------                                  Bank      Interest    Interest
                                                                Bill Rate    Margin        Rate
                                                                ---------   --------    ---------

   Class A-1 Notes (payable to Currency Swap Provider)            6.0492%    0.38191%    6.43111%
   Class A-2 Notes                                                6.0492%     0.3900%     6.4392%
   Class B Notes                                                  6.0492%     0.7000%     6.7492%
   Redraw Bond - series 1                                         0.0000%     0.0000%     0.0000%
   Redraw Bond - series 2                                         0.0000%     0.0000%     0.0000%

BBSW Interest & Unpaid Interest Rate for Accrual Period   6.0492%
Facilities BBSW                                           6.0492%
-------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Distributions Payable On Distribution Date
------------------------------------------      Per Cert.           Aggregate
                                                ---------         --------------
Total Interest Amount:
   Class A-1 Notes                                3,113.60         29,734,832.25
   Class A-2 Notes                                1,887.65          2,831,475.00
   Class B Notes                                  1,978.53            296,779.50
   Redraw Bond - series 1                                -                     -
   Redraw Bond - series 2                                -                     -
Principal:
   Class A-1 Notes                               11,276.71        107,692,613.54
   Class A-2 Notes                                6,828.05         10,242,075.00
   Class B Notes                                    536.21             80,431.50
   Redraw Bond - series 1                                -                     -
   Redraw Bond - series 2                                -                     -
Total:
   Class A-1 Notes                               14,390.31        137,427,445.79
   Class A-2 Notes                                8,715.70         13,073,550.00
   Class B Notes                                  2,514.74            377,211.00
   Redraw Bond - series 1                                -                     -
   Redraw Bond - series 2                                -                     -
   Total                                         25,620.75        150,878,206.79

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Pool Factors
------------                                      Last                Current
                                              Distribution          Distribution
                                                  Date                  Date
                                              ------------          ------------
   Class A-1 Notes                              1.00000000            0.93171950
   Class A-2 Notes                              1.00000000            0.93171950
   Class B Notes                                1.00000000            0.99463790
   Redraw Bond - series 1                                -                     -
   Redraw Bond - series 2                                -                     -
--------------------------------------------------------------------------------


Quarterly Cashflow Working Sheet
--------------------------------
                                                                                Per Certificate         Aggregate
                                                                                       $                     $
                                                                                ---------------      ---------------
  Finance Charge Collections                                                                           31,911,402.50
  Finance Charge Collections - Repurchases                                                                  7,760.61
  Finance Charge Damages                                                                                         -
  Income due to Seller                                                                                (7,234,474.37)
  Other Income                                                                                          1,385,228.13
PRELIMINARY INCOME AMOUNT                                                                              26,069,916.87
  Taxes                                                                                                    86,631.25
  Trustee Fee                                                                                              55,000.00
  Security Trustee Fee                                                                                           -
  Manager Fee                                                                                             153,217.90
  Servicing Fee                                                                                         1,276,815.82
  Liquidity Commitment Fee                                                                                 14,071.23
  Redraw Commitment Fee                                                                                     7,328.77
  Support Facility Payments                                                                               682,962.20
  Support Facility Receipts                                                                               685,885.23
  Expenses                                                                                                 10,772.28
  Previous Unpaid Facility Int Chg  - Liquidity                                                                  -
  Liquidity Interest Charge + Previous Unpaid                                                                    -
  Previous Unpaid Facility Int Chg  - Redraw Facility                                                            -
  Redraw Interest Charge + Previous Unpaid                                                                       -
  Repayment of Liquidity Facility                                                                                -
  Total Interest Amount  - Class A-1 Notes                                                             29,734,832.25
                                 - Class A-2 Notes                                                      2,831,475.00
                                 - Class B Notes                                                          296,779.50
                                 - Redraw Bonds - series 1                                                       -
                                 - Redraw Bonds - series 2                                                       -
REQUIRED INCOME AMOUNT                                                                                 34,464,000.97

Income Shortfall                                                                                        8,394,084.10
Liquidity Facility Draw                                                                                 8,394,084.10

Principal Chargeoff Unreimbursement                                                                              -
Principal Chargeoff                                                                                              -
Total Principal Chargeoff Reimbursement Due                                                                      -

PAYMENT ALLOCATION CASCADE
--------------------------

  Preliminary Income Amount                                                                            26,069,916.87
  Liquidity Facility Draw                                                                               8,394,084.10
Available Income Amount                                                                                34,464,000.97

                                                                     Due            Available                   Paid
  Taxes                                                        86,631.25        34,464,000.97              86,631.25
  Trustee Fee                                                  55,000.00        34,377,369.72              55,000.00
  Security Trustee Fee                                                 -        34,322,369.72                    -
  Manager Fee                                                 153,217.90        34,322,369.72             153,217.90
  Servicing Fee                                             1,276,815.82        34,169,151.82           1,276,815.82
  Liquidity Commitment Fee                                     14,071.23        32,892,336.00              14,071.23
  Redraw Commitment Fee                                         7,328.77        32,878,264.77               7,328.77
  Support Facility Payments                                   682,962.20        32,870,936.00             682,962.20
  Support Facility Receipts                                   685,885.23        32,187,973.80             685,885.23
  Expenses                                                     10,772.28        32,873,859.03              10,772.28
  Liquidity Interest Charge                                          -          32,863,086.75                    -
  Repayment of Liquidity Facility                                    -          32,863,086.75                    -
|----------------------------------------------------|
| Interest Amount Payable - Redraw Facility          |               -          32,863,086.75                    -
|                         - Class A-1 Notes          |     29,734,832.25        32,863,086.75          29,734,832.25
|                         - Class A-2 Notes          |      2,831,475.00         3,128,254.50           2,831,475.00
|                         - Redraw Bonds - series 1  |               -             296,779.50                    -
|                         - Redraw Bonds - series 2  |               -             296,779.50                    -
|----------------------------------------------------|
                         - Class B Notes                      296,779.50           296,779.50             296,779.50
Total Principal Chargeoff Reimbursement                              -                   0.00                    -
EXCESS DISTRIBUTION                                                                                             0.00


Unpaid Facility Int Chg  - Liquidity                                                                             -
                         - Redraw                                                                                -
Unpaid Security Interest Amount - Class A-1 Notes                                                                -
                                - Class A-2 Notes                                                                -
                                - Class B Notes                                                                  -
                                - Redraw Bonds - series 1                                                        -
                                - Redraw Bonds - series 2                                                        -



Facilities Outstanding
----------------------

Liquidity Commitment Facility Limit                                                                    48,000,000.00
Beginning Liquidity Commitment Facility                                                                48,000,000.00
Previous Liquidity Facility Draw                                                                                 -
Repayment of Liquidity Facility                                                                                  -
Liquidity Facility Draw                                                                                 8,394,084.10
Ending Liquidity Commitment Facility                                                                   39,605,915.90

Redraw Commitment Facility Limit                                                                       50,000,000.00
Beginning Redraw Commitment Facility                                                                   50,000,000.00
Previous Redraw Facility Draw                                                                                    -
Previous Redraw Facility Draw - Chargeoffs                                                                       -
Repayment of Redraw Facility                                                                                     -
Repayment of Unreimbursed Chargeoffs                                                                             -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                                   -
Redraw Facility Available to Draw                                                                      50,000,000.00
Redraw Facility Draw                                                                                             -
Ending Redraw  Commitment Facility                                                                     50,000,000.00

Interest and Principal Distribution Worksheet
---------------------------------------------
                                                                                Per Certificate         Aggregate
                                                                                       $                    $
Interest Amount
---------------
CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                            3,113.60          29,734,832.25
Total Interest Amount                                                                                  29,734,832.25

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                              29,734,832.25
Interest Amount Payable                                                              3,113.60          29,734,832.25
Unpaid Security Interest Amount                                                                                  -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                            1,887.65           2,831,475.00
Total Interest Amount                                                                                   2,831,475.00

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                               2,831,475.00
Interest Amount Payable                                                              1,887.65           2,831,475.00
Unpaid Security Interest Amount                                                                                  -

CLASS B NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                            1,978.53             296,779.50
Total Interest Amount                                                                                     296,779.50

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                 296,779.50
Interest Amount Payable                                                              1,978.53             296,779.50
Unpaid Security Interest Amount                                                                                  -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                                 -                      -
Total Interest Amount                                                                                            -

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                        -
Interest Amount Payable                                                                   -                      -
Unpaid Security Interest Amount                                                                                  -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                                 -                      -
Total Interest Amount                                                                                            -

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                        -
Interest Amount Payable                                                                   -                      -
Unpaid Security Interest Amount                                                                                  -



PRINCIPAL AMOUNT
Principal Collections                                                                                 131,864,621.44
Principal Collections - Repurchases                                                                     1,307,008.65
  less Repayment Of Redraw Facility                                                                              -
  less Total Customer Redraw                                                                          (15,168,146.43)
  plus Redraw Facility Draw                                                                                      -
  plus Redraw Bonds Issue this month                                                                             -
  Aggregate Principal Damages from Seller & Servicer                                                             -
  Principal Chargeoff Reimbursement  - Class B Notes                                                             -
                                     - Class A-1 Notes                                                           -
                                     - Class A-2 Notes                                                           -
                                     - Redraw Bonds - Series 1                                                   -
                                     - Redraw Bonds - Series 2                                                   -
                                     - Redraw Facility                                                           -
  Principal rounding b/f                                                                                   11,637.29

  Scheduled Principal Amount                                                     9,331,980.12
  Scheduled Principal Amount less redraws                                        9,331,980.12
  Unscheduled Principal Amount - Partial Prepayment                             83,695,536.49
  Unscheduled Principal Amount - Full Prepayment                                40,144,113.48
  Unscheduled Principal Amount - less redraws + C/O Reim                       108,671,503.54


Total Available Principal Amount for Redraw Bonds                                                     118,015,120.95

Principal Distribution - Redraw Bonds - Series 1                                          -                      -
Principal Distribution - Redraw Bonds - Series 2                                          -                      -

 Principal rounding b/f                                                                                    11,637.29
Total Unscheduled Principal Amount                                                                    108,671,503.54
Total Scheduled Principal Amount                                                                        9,331,980.12
Total Available Principal Amount for Notes                                                            118,015,120.95

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                                 100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                                 11,276.71         107,692,613.54
        Class A-2 Principal Payment                                                  6,828.05          10,242,075.00
Class B Principal Payment                                                              536.21              80,431.50

Principal rounding c/f                                                                                          0.91


PRINCIPAL LOSSES
Principal Losses                                                                                                 -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                         -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                                   -
Net Principal Losses                                                                                             -
Principal Chargeoff  - Class B Notes                                                                             -
                     - Class A-1 Notes                                                                           -
                     - Class A-2 Notes                                                                           -
                     - Redraw Bonds Series 1                                                                     -
                     - Redraw Bonds Series 2                                                                     -
                     - Redraw Facility                                                                           -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -



INVESTORS BALANCE OUTSTANDING WORKSHEET
---------------------------------------
                                                                                Aggregate             Aggregate
                                                                                   US$                     A$
CLASS A-1 NOTES
Initial Invested Amount                                                        955,000,000.00       1,577,208,918.25
  previous Principal Distribution                                                         -                      -
  Principal Distribution for current period                                     65,207,877.50         107,692,613.54
Total Principal Distribution to date                                            65,207,877.50         107,692,613.54
Beginning Invested Amount                                                      955,000,000.00       1,577,208,918.25
Ending Invested Amount                                                         889,792,122.50       1,469,516,304.71
Unreimbursed Principal Chargeoffs                                                         -                      -
Beginning Stated Amount                                                        955,000,000.00       1,577,208,918.25
Ending Stated Amount                                                           889,792,122.50       1,469,516,304.71

CLASS A-2 NOTES
Initial Invested Amount                                                                               150,000,000.00
  previous Principal Distribution                                                                                -
  Principal Distribution for current period                                                            10,242,075.00
Total Principal Distribution to date                                                                   10,242,075.00
Beginning Invested Amount                                                                             150,000,000.00
Ending Invested Amount                                                                                139,757,925.00
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                               150,000,000.00
Ending Stated Amount                                                                                  139,757,925.00

CLASS B NOTES
Initial Invested Amount                                                                                15,000,000.00
  previous Principal Distribution                                                                                -
  Principal Distribution for current period                                                                80,431.50
Total Principal Distribution to date                                                                       80,431.50
Beginning Invested Amount                                                                              15,000,000.00
Ending Invested Amount                                                                                 14,919,568.50
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                15,000,000.00
Ending Stated Amount                                                                                   14,919,568.50

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                                 -
Initial Invested Amount                                                                                          -
  Principal Distribution (after last Distribution Date)                                                          -
  Principal Distribution for current period                                                                      -
Total Principal Distribution to date                                                                             -
Beginning Invested Amount                                                                                        -
Ending Invested Amount                                                                                           -
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                          -
Ending Stated Amount                                                                                             -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                                 -
Initial Invested Amount                                                                                          -
  Principal Distribution (after last Distribution Date)                                                          -
  Principal Distribution for current period                                                                      -
Total Principal Distribution to date                                                                             -
Beginning Invested Amount                                                                                        -
Ending Invested Amount                                                                                           -
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                          -
Ending Stated Amount                                                                                             -




AVERAGE MONTHLY PERCENTAGE
Current Balance of Arrears greater than 60 Days                                                         1,759,124.96
Current Outstanding Loan Balance                                                                    1,742,197,280.96
Average Monthly Percentage                                                                                      0.00
Monthly Percentage - Current Period                                                                             0.00
Monthly Percentage Month 2                                                                                       -
Monthly Percentage Month 3                                                                                       -
Monthly Percentage Month 4                                                                                       -
Monthly Percentage Month 5                                                                                       -
Monthly Percentage Month 6                                                                                       -
Monthly Percentage Month 7                                                                                       -
Monthly Percentage Month 8                                                                                       -
Monthly Percentage Month 9                                                                                       -
Monthly Percentage Month 10                                                                                      -
Monthly Percentage Month 11                                                                                      -
Monthly Percentage Month 12                                                                                      -

STEPDOWN CONDITIONS
Years since initial Determination Date                                                                          0.33
Required Subordinated Percentage                                                                                 -
Available Subordinated Percentage                                                                               0.01
Aggregate Unreimbursed Principal Chargeoffs                                                                      -
Required Class B Stated Amount Outstanding                                                              4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                           4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                           1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                                                       4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                                                       5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                                                       6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                                                       6,750,000.00
9 <= Year, Unreim C/O Maximum                                                                           7,500,000.00
Stepdown Condition less than 5 years                                                                 TRUE
Stepdown Condtion greater than & equal to 5 years                                                    FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                       TRUE
Year - Stepdown Condition Test
5                                                                                                    TRUE
6                                                                                                    TRUE
7                                                                                                    TRUE
8                                                                                                    TRUE
9                                                                                                    TRUE
Year - Stepdown Class A Criteria                                    FALSE             TRUE           Class A Percentage
0                                                                     1                  0.5                    0.50
1                                                                     1                  0.5                    0.50
2                                                                     1                  0.5                    0.50
3                                                                     1                    0                     -
4                                                                     1                    0                     -
5                                                                     1                  0.7                    1.00
6                                                                     1                  0.6                    1.00
7                                                                     1                  0.4                    1.00
8                                                                     1                  0.2                    1.00
9                                                                     1                    0                    1.00
10                                                                    0                    0                     -


STEPUP CONDITIONS
-----------------

Step-up Date                                                                                           July 12, 2007
Stepup margin - Class A-1 Notes                                                                             0.61191%
              - Class A-2 Notes                                                                              0.7800%

                    Form 6-K Required Collateral information

                         Series 2000-1G Medallion Trust


Series 2000-1G Medallion Trust Data as at opening of business on the preceding determination date of July 1 2000


Outstanding Mortgage Balance (AUD)
----------------------------------
                                                 Amount                    WAC
                                     -------------------------------------------

   - Variable Rate Housing Loans       $1,145,670,595.00                 7.41%
   - Fixed 1 Year                        $165,252,605.00                 6.60%
   - Fixed 2 Year                         $61,871,432.00                 6.88%
   - Fixed 3 Year                        $168,988,455.00                 6.94%
   - Fixed 4 Year                         $82,047,324.00                 6.82%
   - Fixed 5 Year                          $1,996,801.00                 8.13%
                                     -------------------------------------------
   Total Pool                          $1,625,827,212.00                 7.24%



                                                                                        AUD amount
Delinquency Information                          No of Loans         % of Pool            of Loans    % of Pool
---------------------------------------------------------------------------------------------------------------

           31-60 days                                     39            0.24%        $4,430,647.11    0.27%
           61-90 days                                     11            0.07%        $1,552,608.37    0.10%
           90+ days                                        2            0.01%          $206,516.59    0.01%

Mortgagee In Possession                                    0            0.00%               $0.00     0.00%

                                  EXHIBIT 13.2


       Quarterly Servicing Report for the October 12, 2000 Payment Date,
                               filed on form 6-K

                                                                    EXHIBIT 13.2
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending September 30, 2000

        Securitisation Advisory Services Pty Limited, as manager of the
                         Series 2000-1G Medallion Trust
                (Translation of registrant's name into English)

                      Level 8, 48 Martin Place, Sydney, NSW
                           2000 Australia (Address of
                          principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ___X___ Form 40-F___ ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __ X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________



                                       1
================================================================================

Other Events

On October 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-1G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 26th October 2000      By: /s/ Leanne Leong
                                 ---------------------------
                              Name: Leanne Leong

                              Title: Authorised Officer

Exhibit Index

Exhibit             Description
-------             -----------

99.1                The  Quarterly  Servicing  Report for the  Distribution
                    Date on October 12, 2000.

                                                                          EX-99
                                                     QUARTERLY SERVICING REPORTS


SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE
--------------------------------------------------------------

Quarterly Summary Distribution Details

Reporting Dates
---------------

Closing Date                                                           27-Mar-00
Determination Date                                                     01-Oct-00
Notice Date                                                            11-Oct-00
Distribution Date                                                      12-Oct-00
Start Accrual Period                                                   12-Jul-00
End Accrual Period                                                     12-Oct-00
No. Of Days in Accrual Period                                                 92
Start Collection Period                                                01-Jul-00
End Collection Period                                                  30-Sep-00
No. Of Days in Collection Period                                              92



Securities on Issue
-------------------
                               No. of     Initial Invested  Initial Invested
                            Certificates    Amount (US$)      Amount (A$)
                            ------------    ------------      -----------
Class A-1 Notes                   9,550   955,000,000.00   1,577,208,918
Class A-2 Notes                   1,500              n/a     150,000,000
Class B Notes                       150              n/a      15,000,000
Redraw Bond - series 1                0              n/a            --
Redraw Bond - series 2                0              n/a            --

US$/A$ exchange rate at issue    0.6055


Interest Rate for Accrual Period
--------------------------------

                                                           Bank       Interest     Interest
                                                         Bill Rate     Margin        Rate
                                                         ---------     ------        ----
Class A-1 Notes (payable to Currency Swap Provider)        6.160%      0.381%      6.54191%
Class A-2 Notes                                            6.160%      0.390%      6.55000%
Class B Notes                                              6.160%      0.700%      6.86000%
Redraw Bond - series 1                                     0.000%      0.000%      0.00000%
Redraw Bond - series 2                                     0.000%      0.000%      0.00000%

BBSW Interest & Unpaid Interest Rate for Accrual Period   6.1600%
Facilities BBSW                                           6.1600%


Distributions Payable On Distribution Date
------------------------------------------
                                                       Per Cert.     Aggregate
                                                       ---------     ---------
Total Interest Amount:
   Class A-1 Notes                                     2,537.29    24,231,071.75
   Class A-2 Notes                                     1,538.23     2,307,345.00
   Class B Notes                                       1,719.82       257,973.00
   Redraw Bond - series 1                               --               --
   Redraw Bond - series 2                               --               --
Principal:
   Class A-1 Notes                                     9,706.00    92,692,252.68
   Class A-2 Notes                                     5,876.98     8,815,470.00
   Class B Notes                                         407.78        61,167.00
   Redraw Bond - series 1                               --               --
   Redraw Bond - series 2                               --               --
Total:
   Class A-1 Notes                                    12,243.28   116,923,324.43
   Class A-2 Notes                                     7,415.21    11,122,815.00
   Class B Notes                                       2,127.60       319,140.00
   Redraw Bond - series 1                               --               --
   Redraw Bond - series 2                               --               --
   Total                                              21,786.09   128,365,279.43


Pool Factors
------------
                                                      Last             Current
                                                  Distribution      Distribution
                                                      Date              Date
                                                      ----              ----
Class A-1 Notes                                    0.93171950         0.87294970
Class A-2 Notes                                    0.93171950         0.87294970
Class B Notes                                      0.99463790         0.99056010
Redraw Bond - series 1                                     --                 --
Redraw Bond - series 2                                     --                 --

Quarterly Cashflow Working Sheet
--------------------------------
                                                Per Certificate      Aggregate
                                                       $                 $
  Finance Charge Collections                                       29,825,538.36
  Finance Charge Collections - Repurchases                               --
  Finance Charge Damages                                                 --
  Income due to Seller                                                   --
  Other Income                                                      1,281,323.78
Preliminary Income Amount                                          31,106,862.14

Required Income Amount                                             37,343,194.59

Income Shortfall                                                    6,236,332.45
Liquidity Facility Draw                                             6,236,332.45

Principal Chargeoff Unreimbursement                                      --
Principal Chargeoff                                                      --
Total Principal Chargeoff Reimbursement Due                              --

Payment Allocation Cascade

  Preliminary Income Amount                                        31,106,862.14
  Liquidity Facility Draw                                           6,236,332.45
Available Income Amount                                            37,343,194.59

                                                    Due          Available          Paid
                                                    ---          ---------          ----
Interest Amount Payable - Redraw Facility            --        26,796,389.75         --
      - Class A-1 Notes                        24,231,071.75   26,796,389.75   24,231,071.75
      - Class A-2 Notes                         2,307,345.00    2,565,318.00    2,307,345.00
           - Redraw Bonds - series 1                 --           257,973.00         --
           - Redraw Bonds - series 2                 --           257,973.00         --
           - Class B Notes                        257,973.00      257,973.00      257,973.00

Total Principal Chargeoff Reimbursement              --                --             --
Excess Distribution                                                                   --

Unpaid Facility Int Chg  - Liquidity                                                  --
                         - Redraw                                      -              --
Unpaid Security Interest Amount
      - Class A-1 Notes                                                               --
      - Class A-2 Notes                                                               --
      - Class B Notes                                                                 --
      - Redraw Bonds - series 1                                                       --
      - Redraw Bonds - series 2                                                       --


Facilities Outstanding
----------------------

Liquidity Commitment Facility Limit                                            48,000,000.00
Beginning Liquidity Commitment Facility                                        39,605,915.90
Previous Liquidity Facility Draw                                                8,394,084.10
Repayment of Liquidity Facility                                                 8,394,084.10
Liquidity Facility Draw                                                         6,236,332.45
Ending Liquidity Commitment Facility                                           41,763,667.55

Redraw Commitment Facility Limit                                               50,000,000.00
Beginning Redraw Commitment Facility                                           50,000,000.00
Previous Redraw Facility Draw                                                           --
Previous Redraw Facility Draw - Chargeoffs                                              --
Repayment of Redraw Facility                                                            --
Repayment of Unreimbursed Chargeoffs                                                    --
Redraw Facility Draw - Unreimbursed Chargeoffs                                          --
Redraw Facility Available to Draw                                              50,000,000.00
Redraw Facility Draw                                                                    --
Ending Redraw  Commitment Facility                                             50,000,000.00

Interest and Principal Distribution Worksheet
---------------------------------------------

                                                                             Per Certificate         Aggregate
Interest Amount                                                                     $                    $
---------------
Class A-1 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                         --                   --
Security  Interest Amount                                                           2,537.29        24,231,071.75
Total Interest Amount                                                                               24,231,071.75

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount
Interest Amount Payable                                                             2,537.29        24,231,071.75
Unpaid Security Interest Amount                                                                     24,231,071.75

Class A-2 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                         --                   --
Security  Interest Amount                                                           1,538.23         2,307,345.00
Total Interest Amount                                                                                2,307,345.00

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount
Interest Amount Payable                                                             1,538.23         2,307,345.00
Unpaid Security Interest Amount                                                                      2,307,345.00

Class B Notes
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount                                                           1,719.82           257,973.00
Total Interest Amount                                                                                  257,973.00

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount                                                                                 --
Interest Amount Payable                                                             1,719.82           257,973.00
Unpaid Security Interest Amount                                                                        257,973.00

Redraw Bonds - Series 1
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                         --                   --
Security  Interest Amount                                                            --                   --
Total Interest Amount                                                                                     --

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount                                                                                 --
Interest Amount Payable                                                              --                   --
Unpaid Security Interest Amount                                                                           --

Redraw Bonds - Series 2
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                         --                   --
Security  Interest Amount                                                            --                   --
Total Interest Amount                                                                                     --

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount                                                                                 --
Interest Amount Payable                                                              --                   --
Unpaid Security Interest Amount                                                                           --



Principal Amount
----------------
Principal Collections                                                                              112,971,626.81
Principal Collections - Repurchases                                                                          0
  less Repayment Of Redraw Facility
  less Total Customer Redraw                                                                       (11,402,737.71)
  plus Redraw Facility Draw                                                                               --
  plus Redraw Bonds Issue this month                                                                      --
  Aggregate Principal Damages from Seller & Servicer                                                      --
  Principal Chargeoff Reimbursement  - Class B Notes                                                      --
      - Class A-1 Notes                                                                                   --
      - Class A-2 Notes                                                                                   --
        - Redraw Bonds - Series 1                                                                         --
        - Redraw Bonds - Series 2                                                                         --
        - Redraw Facility                                                                                 --

  Principal rounding b/f                                                                                     0.91

  Scheduled Principal Amount                                                    6,643,227.68
  Scheduled Principal Amount less redraws                                       6,643,227.68
  Unscheduled Principal Amount - Partial Prepayment                            74,879,594.38
  Unscheduled Principal Amount - Full Prepayment                               31,448,804.75
  Unscheduled Principal Amount - less redraws + C/O Reim                       94,925,661.42


Total Available Principal Amount for Redraw Bonds                                                  101,568,890.01

Principal Distribution - Redraw Bonds - Series 1                                     --                   --
Principal Distribution - Redraw Bonds - Series 2                                     --                   --

Principal rounding b/f                                                                                       0.91
Total Unscheduled Principal Amount                                                                  94,925,661.42
Total Scheduled Principal Amount                                                                     6,643,227.68
Total Available Principal Amount for Notes                                                         101,568,890.01

Principal Allocation
                                                                                              ----------------
Class A Percentage via Stepdown                                                                            100%
Class A Available Principal Payment
      Class A-1 Principal Payment                                                    9706.00        92,692,252.68
      Class A-2 Principal Payment                                                    5876.98         8,815,470.00
Class B Principal Payment                                                             407.78            61,167.00

Principal rounding c/f                                                                                       0.33

Principal Losses
                                                                                              ----------------
Principal Losses                                                                                          --
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                  --
  Principal Draw Amount - Individual Mortgage Insurance Policy                                            --
Net Principal Losses                                                                                      --
Principal Chargeoff  - Class B Notes                                                                      --
      - Class A-1 Notes                                                                                   --
      - Class A-2 Notes                                                                                   --
        - Redraw Bonds Series 1                                                                           --
        - Redraw Bonds Series 2                                                                           --
        - Redraw Facility                                                                                 --

Class A-1 Notes
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --
                                                                                              ----------------
Class A-2 Notes
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Redraw Bonds - Series 1
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Redraw Bonds - Series 2
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Redraw Facility
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Investors Balance Outstanding Worksheet
---------------------------------------

                                                                                 Aggregate            Aggregate
                                                                                    US$                   A$
Class A-1 Notes
Initial Invested Amount                                                       955,000,000.00     1,577,208,918.25
  previous Principal Distribution                                              65,207,877.50       107,692,613.54
  Principal Distribution for current period                                    56,125,159.00        92,692,252.68
Total Principal Distribution to date                                          121,333,036.50       200,384,866.22
Beginning Invested Amount                                                     889,792,122.50     1,469,516,304.71
Ending Invested Amount                                                        833,666,963.50     1,376,824,052.03
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                       889,792,122.50     1,469,516,304.71
Ending Stated Amount                                                          833,666,963.50     1,376,824,052.03

Class A-2 Notes
Initial Invested Amount                                                                            150,000,000.00
  previous Principal Distribution                                                                   10,242,075.00
  Principal Distribution for current period                                                          8,815,470.00
Total Principal Distribution to date                                                                19,057,545.00
Beginning Invested Amount                                                                          139,757,925.00
Ending Invested Amount                                                                             130,942,455.00
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                                            139,757,925.00
Ending Stated Amount                                                                               130,942,455.00

Class B Notes
Initial Invested Amount                                                                             15,000,000.00
  previous Principal Distribution                                                                       80,431.50
  Principal Distribution for current period                                                             61,167.00
Total Principal Distribution to date                                                                   141,598.50
Beginning Invested Amount                                                                           14,919,568.50
Ending Invested Amount                                                                              14,858,401.50
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                                             14,919,568.50
Ending Stated Amount                                                                                14,858,401.50

Redraw Bonds - Series 1
Previous Initial Invested Amount                                                                          --
Initial Invested Amount                                                                                   --
  Principal Distribution (after last Distribution Date)                                                   --
  Principal Distribution for current period                                                               --
Total Principal Distribution to date                                                                      --
Beginning Invested Amount                                                                                 --
Ending Invested Amount                                                                                    --
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                                                   --
Ending Stated Amount                                                                                      --

Redraw Bonds - Series 2
Previous Initial Invested Amount                                                                          --
Initial Invested Amount                                                                                   --
  Principal Distribution (after last Distribution Date)                                                   --
  Principal Distribution for current period                                                               --
Total Principal Distribution to date                                                                      --
Beginning Invested Amount                                                                                 --
Ending Invested Amount                                                                                    --
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                                                   --
Ending Stated Amount                                                                                      --

Average Monthly Percentage
Current Balance of Arrears greater than 60 Days                                                      2,450,145.47
Current Outstanding Loan Balance                                                                 1,625,795,898.03
Average Monthly Percentage                                                                                --
Monthly Percentage - Current Period                                                                       --
Monthly Percentage Month 2                                                                                   0
Monthly Percentage Month 3                                                                                --
Monthly Percentage Month 4                                                                                --
Monthly Percentage Month 5                                                                                --
Monthly Percentage Month 6                                                                                --
Monthly Percentage Month 7                                                                                --
Monthly Percentage Month 8                                                                                --
Monthly Percentage Month 9                                                                                --
Monthly Percentage Month 10                                                                               --
Monthly Percentage Month 11                                                                               --
Monthly Percentage Month 12                                                                               --


Stepdown Conditions
-------------------

Years since initial Determination Date                                                                       0.58
Required Subordinated Percentage                                                                          --
Available Subordinated Percentage                                                                            0.01
Aggregate Unreimbursed Principal Chargeoffs                                                               --
Required Class B Stated Amount Outstanding                                                           4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                        4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                        1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                                                    4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                                                    5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                                                    6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                                                    6,750,000.00
9 <= Year, Unreim C/O Maximum                                                                        7,500,000.00
Stepdown Condition less than 5 years                                                                 TRUE
Stepdown Condtion greater than & equal to 5 years                                                    FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                       TRUE
Year - Stepdown Condition Test
5                                                                                                    TRUE
6                                                                                                    TRUE
7                                                                                                    TRUE
8                                                                                                    TRUE
9                                                                                                    TRUE

Year - Stepdown Class A Criteria                                  FALSE                 TRUE   Class A Percentage
0                                                                   1                    0.5                 0.50
1                                                                   1                    0.5                 0.50
2                                                                   1                    0.5                 0.50
3                                                                   1                      0                    -
4                                                                   1                      0                    -
5                                                                   1                    0.7                 1.00
6                                                                   1                    0.6                 1.00
7                                                                   1                    0.4                 1.00
8                                                                   1                    0.2                 1.00
9                                                                   1                      0                 1.00
10                                                                  0                      0                    -

Stepup Conditions
-----------------

Step-up Date                                                       July 12, 2007
Stepup margin - Class A-1 Notes                                         0.61191%
              - Class A-2 Notes                                          0.7800%

                    Form 6-K Required Collateral information

                         Series 2000-1G Medallion Trust


      Series 2000-1G Medallion Trust Data as at opening of business on the preceding determination date of October 1 2000





Outstanding Mortgage Balance (AUD)
----------------------------------
                                                  Amount                    WAC
                                                  ------                    ---
- Variable Rate Housing Loans            $   1,078,756,030.00              7.72%
- Fixed 1 Year                           $     137,816,967.00              6.64%
- Fixed 2 Year                           $      85,403,693.00              7.01%
- Fixed 3 Year                           $     172,987,339.00              6.88%
- Fixed 4 Year                           $      44,271,549.00              6.99%
- Fixed 5 Year                           $       5,111,035.00              7.95%

Total Pool                               $   1,524,346,613.00              7.47%




Delinquency Information  No of Loans  %of Pool   AUD amount of Loans   % of Pool
-----------------------  ----------   --------   -------------------   ---------


31-60 days                   39         0.26%       $ 4,701,586.60         0.31%
61-90 days                   10         0.07%       $ 1,158,195.76         0.08%
90+ days                     12         0.08%       $ 1,311,927.39         0.09%

Mortgagee In Possession       0         0.00%                $0.00         0.00%

                                  EXHIBIT 13.3


        Quarterly Servicing Report for the January 12, 2001 Payment Date,
                               filed on form 6-K

                                                                    EXHIBIT 13.3
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending December 31, 2000

          Securitisation Advisory Services Pty Limited, as manager of the Series 2000-1G Medallion Trust
                (Translation of registrant's name into English)

                   Level 8, 48 Martin Place, Sydney, NSW 2000
                         Australia (Address of principal
                               executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F __X__ Form 40-F___ ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______    No __ X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

Other Events

On March 27, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-1G Medallion Trust (the Trust), publicly issued US$955,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due July 12, 2031 (the Notes) pursuant to a registration statement (No. 333-93721) declared effective on March 17, 2000. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,432,500 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $953,567,500 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On July 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On October 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On January 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-1G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 24th January   2001             By: /s/Tim See
                                       -----------------------------------------

                                       Name: Tim See
                                       -----------------------------------------

                                       Title: Authorised Officer
                                       -----------------------------------------

                                 EXHIBIT INDEX


Exhibit      Description
-------      -----------

99.1         The Quarterly Servicing Report for the Distribution Date on
             January 12, 2001.

99.2         Delinquency Information

                                                                    Exhibit 99.1
                                                                    ------------
The Quarterly Servicing Report for the
Distribution Date on January 12, 2001.


SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE
--------------------------------------------------------------

Quarterly Summary Distribution Details

Reporting Dates
---------------

Closing Date                                                           27-Mar-00
Determination Date                                                     01-Jan-01
Notice Date                                                            11-Jan-01
Distribution Date                                                      12-Jan-01
Start Accrual Period                                                   12-Oct-00
End Accrual Period                                                     12-Jan-01
No. Of Days in Accrual Period                                                 92
Start Collection Period                                                01-Oct-00
End Collection Period                                                  31-Dec-00
No. Of Days in Collection Period                                              92


Securities on Issue             No. of     Initial Invested   Initial Invested
-------------------          Certificates    Amount (US$)        Amount (A$)
                             ------------    ------------        -----------
Class A-1 Notes                   9,550      955,000,000.00    1,577,208,918
Class A-2 Notes                   1,500      n/a                 150,000,000
Class B Notes                       150      n/a                  15,000,000
Redraw Bond - series 1                0      n/a                        --
Redraw Bond - series 2                0      n/a                        --

US$/A$ exchange rate at issue                                         0.6055



Interest Rate for Accrual Period                              Bank       Interest   Interest
--------------------------------                            Bill Rate     Margin      Rate
                                                            ---------     ------      ----
Class A-1 Notes (payable to Currency Swap Provider)            6.420%     0.381%    6.80191%
Class A-2 Notes                                                6.420%     0.390%     6.8100%
Class B Notes                                                  6.420%     0.700%     7.1200%
Redraw Bond - series 1                                         0.000%     0.000%     0.0000%
Redraw Bond - series 2                                         0.000%     0.000%     0.0000%

BBSW Interest & Unpaid Interest Rate for Accrual Period       6.4200%
Facilities BBSW                                               6.4200%


Distributions Payable On Distribution Date       Per Cert.           Aggregate
------------------------------------------       ---------           ---------
Total Interest Amount:
   Class A-1 Notes                               2,471.72          23,604,973.75
   Class A-2 Notes                               1,498.41           2,247,615.00
   Class B Notes                                 1,777.68             266,652.00
   Redraw Bond - series 1                         --                     --
   Redraw Bond - series 2                         --                     --
Principal:
   Class A-1 Notes                               8,582.94          81,967,074.32
   Class A-2 Notes                               5,196.97           7,795,455.00
   Class B Notes                                   399.71              59,956.50
   Redraw Bond - series 1                         --                     --
   Redraw Bond - series 2                         --                     --
Total:
   Class A-1 Notes                              11,054.66         105,572,048.07
   Class A-2 Notes                               6,695.38          10,043,070.00
   Class B Notes                                 2,177.39             326,608.50
   Redraw Bond - series 1                         --                     --
   Redraw Bond - series 2                         --                     --
   Total                                        19,927.43         115,941,726.57


Pool Factors                                         Last             Current
------------                                     Distribution       Distribution
                                                     Date               Date
                                                     ----               ----

Class A-1 Notes                                   0.93171950         0.82098000
Class A-2 Notes                                   0.93171950         0.82098000
Class B Notes                                     0.99463790         0.98656300
Redraw Bond - series 1                                --                 --
Redraw Bond - series 2                                --                 --


Quarterly Cashflow Working Sheet
--------------------------------                                    Per Certificate               Aggregate
                                                                           $                           $

  Finance Charge Collections                                                                    28,216,751.48
  Finance Charge Collections - Repurchases                                                            --
  Finance Charge Damages                                                                              --
  Income due to Seller                                                                                --
  Other Income                                                                                   1,249,588.26
Preliminary Income Amount                                                                       29,466,339.74

Required Income Amount                                                                          33,643,564.06

Income Shortfall                                                                                 4,177,224.32
Liquidity Facility Draw                                                                          4,177,224.32

Principal Chargeoff Unreimbursement                                                                   --
Principal Chargeoff                                                                                   --
Total Principal Chargeoff Reimbursement Due                                                           --

Payment Allocation Cascade
--------------------------

  Preliminary Income Amount                                                                     29,466,339.74
  Liquidity Facility Draw                                                                        4,177,224.32
Available Income Amount                                                                         33,643,564.06

Excess Distribution                                                                                   --


Unpaid Facility Int Chg  - Liquidity                                                                  --
                         - Redraw                                                                     --
Unpaid Security Interest Amount - Class A-1 Notes                                                     --
                                - Class A-2 Notes                                                     --
                                - Class B Notes                                                       --
                                - Redraw Bonds - series 1                                             --
                                - Redraw Bonds - series 2                                             --

Facilities Outstanding
----------------------

Liquidity Commitment Facility Limit                                                             48,000,000.00
Beginning Liquidity Commitment Facility                                                         41,763,667.55
Previous Liquidity Facility Draw                                                                 6,236,332.45
Repayment of Liquidity Facility                                                                  6,236,332.45
Liquidity Facility Draw                                                                          4,177,224.32
Ending Liquidity Commitment Facility                                                            43,822,775.68

Redraw Commitment Facility Limit                                                                50,000,000.00
Beginning Redraw Commitment Facility                                                            50,000,000.00
Previous Redraw Facility Draw                                                                         --
Previous Redraw Facility Draw - Chargeoffs                                                            --
Repayment of Redraw Facility                                                                          --
Repayment of Unreimbursed Chargeoffs                                                                  --
Redraw Facility Draw - Unreimbursed Chargeoffs                                                        --
Redraw Facility Available to Draw                                                               50,000,000.00
Redraw Facility Draw                                                                                  --
Ending Redraw  Commitment Facility                                                              50,000,000.00


Interest and Principal Distribution Worksheet
---------------------------------------------
                                                                             Per Certificate       Aggregate

Interest Amount                                                                      $                 $

Class A-1 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                        --                --
Security  Interest Amount                                                          2,471.72     23,604,973.75
Total Interest Amount                                                                           23,604,973.75

Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                                          --
Security  Interest Amount                                                                       23,604,973.75
Interest Amount Payable                                                            2,471.72     23,604,973.75
Unpaid Security Interest Amount                                                                       --

Class A-2 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                        --                --
Security  Interest Amount                                                          1,498.41      2,247,615.00
Total Interest Amount                                                                            2,247,615.00

Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                                          --
Security  Interest Amount                                                                        2,247,615.00
Interest Amount Payable                                                            1,498.41      2,247,615.00
Unpaid Security Interest Amount                                                                       --

Class B Notes
Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                        --                --
Security  Interest Amount                                                          1,777.68        266,652.00
Total Interest Amount                                                                              266,652.00

Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                                          --
Security  Interest Amount                                                                          266,652.00
Interest Amount Payable                                                            1,777.68        266,652.00
Unpaid Security Interest Amount                                                                       --

Redraw Bonds - Series 1
Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                        --                --
Security  Interest Amount                                                           --                --
Total Interest Amount                                                                                 --

Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                                          --
Security  Interest Amount                                                                             --
Interest Amount Payable                                                             --                --
Unpaid Security Interest Amount                                                                       --

Redraw Bonds - Series 2
Unpaid Security Interest Amount (after last Distribution Date)                                        --
Interest on  Unpaid Security Interest Amount                                        --                --
Security  Interest Amount                                                           --                --
Total Interest Amount                                                                                 --

Unpaid Security Interest Amount (after last Distribution Date)
Interest on  Unpaid Security Interest Amount                                                          --
Security  Interest Amount                                                                             --
Interest Amount Payable                                                             --                --
Unpaid Security Interest Amount                                                                       --



Principal Amount
----------------
Principal Collections                                                                          100,533,929.28
Principal Collections - Repurchases                                                                   --
  less Repayment Of Redraw Facility                                                                   --
  less Total Customer Redraw                                                                   (10,711,443.50)
  plus Redraw Facility Draw                                                                           --
  plus Redraw Bonds Issue this month                                                                  --
  Aggregate Principal Damages from Seller & Servicer                                                  --
  Principal Chargeoff Reimbursement - Class B Notes                                                   --
                                    - Class A-1 Notes                                                 --
                                    - Class A-2 Notes                                                 --
                                         - Redraw Bonds - Series 1                                    --
                                         - Redraw Bonds - Series 2                                    --
                                         - Redraw Facility                                            --
  Principal rounding b/f                                                                                 0.33

  Scheduled Principal Amount                                                   6,128,181.53
  Scheduled Principal Amount less redraws                                      6,128,181.53
  Unscheduled Principal Amount - Partial Prepayment                           65,892,675.06
  Unscheduled Principal Amount - Full Prepayment                              28,513,072.69
  Unscheduled Principal Amount - less redraws + C/O Reim                      83,694,304.25


Total Available Principal Amount for Redraw Bonds                                               89,822,486.11

Principal Distribution - Redraw Bonds - Series 1                                    --                --
Principal Distribution - Redraw Bonds - Series 2                                    --                --

 Principal rounding b/f                                                                                 0.33
Total Unscheduled Principal Amount                                                              83,694,304.25
Total Scheduled Principal Amount                                                                 6,128,181.53
Total Available Principal Amount for Notes                                                      89,822,486.11

Principal Allocation
--------------------
Class A Percentage via Stepdown                                                                         100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                              8582.94        81,967,074.32
        Class A-2 Principal Payment                                              5196.97         7,795,455.00
Class B Principal Payment                                                         399.71            59,956.50

Principal rounding c/f                                                                                   0.29

Principal Losses
----------------
Principal Losses                                                                                      --
  Principal Draw Amount - Pool Mortgage Insurance Policy                                              --
  Principal Draw Amount - Individual Mortgage Insurance Policy                                        --
Net Principal Losses                                                                                  --
Principal Chargeoff  - Class B Notes                                                                  --
                          - Class A-1 Notes                                                           --
                          - Class A-2 Notes                                                           --
                               - Redraw Bonds Series 1                                                --
                               - Redraw Bonds Series 2                                                --
                               - Redraw Facility                                                      --

Class A-1 Notes
Beginning Unreimbursed Principal Chargeoffs                                                           --
Principal Chargeoff                                                                                   --
Principal Chargeoff Reimbursement                                                                     --
Ending Unreimbursed Principal Chargeoffs                                                              --

Class A-2 Notes
Beginning Unreimbursed Principal Chargeoffs                                                           --
Principal Chargeoff                                                                                   --
Principal Chargeoff Reimbursement                                                                     --
Ending Unreimbursed Principal Chargeoffs                                                              --

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                           --
Principal Chargeoff                                                                                   --
Principal Chargeoff Reimbursement                                                                     --
Ending Unreimbursed Principal Chargeoffs                                                              --



Redraw Bonds - Series 1
Beginning Unreimbursed Principal Chargeoffs                                                           --
Principal Chargeoff                                                                                   --
Principal Chargeoff Reimbursement                                                                     --
Ending Unreimbursed Principal Chargeoffs                                                              --

Redraw Bonds - Series 2
Beginning Unreimbursed Principal Chargeoffs                                                           --
Principal Chargeoff                                                                                   --
Principal Chargeoff Reimbursement                                                                     --
Ending Unreimbursed Principal Chargeoffs                                                              --

Redraw Facility
Beginning Unreimbursed Principal Chargeoffs                                                           --
Principal Chargeoff                                                                                   --
Principal Chargeoff Reimbursement                                                                     --
Ending Unreimbursed Principal Chargeoffs                                                              --


Investors Balance Outstanding Worksheet                         Aggregate                    Aggregate
---------------------------------------                            US$                           A$
Class A-1 Notes
Initial Invested Amount                                        955,000,000.00             1,577,208,918.25
  previous Principal Distribution                              121,333,036.50               200,384,866.22
  Principal Distribution for current period                     49,631,063.50                81,967,074.32
Total Principal Distribution to date                           170,964,100.00               282,351,940.54
Beginning Invested Amount                                      833,666,963.50             1,376,824,052.03
Ending Invested Amount                                         784,035,900.00             1,294,856,977.71
Unreimbursed Principal Chargeoffs                                     --                           --
Beginning Stated Amount                                        833,666,963.50             1,376,824,052.03
Ending Stated Amount                                           784,035,900.00             1,294,856,977.71

Class A-2 Notes
Initial Invested Amount                                                                     150,000,000.00
  previous Principal Distribution                                                            19,057,545.00
  Principal Distribution for current period                                                   7,795,455.00
Total Principal Distribution to date                                                         26,853,000.00
Beginning Invested Amount                                                                   130,942,455.00
Ending Invested Amount                                                                      123,147,000.00
Unreimbursed Principal Chargeoffs                                                                  --
Beginning Stated Amount                                                                     130,942,455.00
Ending Stated Amount                                                                        123,147,000.00

Class B Notes
Initial Invested Amount                                                                      15,000,000.00
  previous Principal Distribution                                                               141,598.50
  Principal Distribution for current period                                                      59,956.50
Total Principal Distribution to date                                                            201,555.00
Beginning Invested Amount                                                                    14,858,401.50
Ending Invested Amount                                                                       14,798,445.00
Unreimbursed Principal Chargeoffs                                                                                                 --
Beginning Stated Amount                                                                            --
Ending Stated Amount                                                                               --

Redraw Bonds - Series 1
Previous Initial Invested Amount                                                                   --
Initial Invested Amount                                                                            --
  Principal Distribution (after last Distribution Date)                                            --
  Principal Distribution for current period                                                        --
Total Principal Distribution to date                                                               --
Beginning Invested Amount                                                                          --
Ending Invested Amount                                                                             --
Unreimbursed Principal Chargeoffs                                                                  --
Beginning Stated Amount                                                                            --
Ending Stated Amount                                                                               --

Redraw Bonds - Series 2
Previous Initial Invested Amount                                                                   --
Initial Invested Amount                                                                            --
  Principal Distribution (after last Distribution Date)                                            --
  Principal Distribution for current period                                                        --
Total Principal Distribution to date                                                               --
Beginning Invested Amount                                                                          --
Ending Invested Amount                                                                             --
Unreimbursed Principal Chargeoffs                                                                  --
Beginning Stated Amount                                                                            --
Ending Stated Amount                                                                               --




Average Monthly Percentage
--------------------------
Current Balance of Arrears greater than 60 Days                  3,003,518.72
Current Outstanding Loan Balance                             1,522,624,908.20
Average Monthly Percentage                                               0.20%
Monthly Percentage - Current Period                                      0.20%
Monthly Percentage Month 2
Monthly Percentage Month 3                                                                         --
Monthly Percentage Month 4                                                                         --
Monthly Percentage Month 5                                                                         --
Monthly Percentage Month 6                                                                         --
Monthly Percentage Month 7                                                                         --
Monthly Percentage Month 8                                                                         --
Monthly Percentage Month 9                                                                         --
Monthly Percentage Month 10                                                                        --
Monthly Percentage Month 11                                                                        --
Monthly Percentage Month 12                                                                        --

Stepdown Conditions
-------------------
Years since initial Determination Date                                                                0.83
Required Subordinated Percentage                                                                   --
Available Subordinated Percentage                                                                     0.01
Aggregate Unreimbursed Principal Chargeoffs                                                        --
Required Class B Stated Amount Outstanding                                                    4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                 4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                 1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                                             4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                                             5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                                             6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                                             6,750,000.00
9 <= Year, Unreim C/O Maximum                                                                 7,500,000.00
Stepdown Condition less than 5 years                                                                TRUE
Stepdown Condtion greater than & equal to 5 years                                                  FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                      TRUE
Year - Stepdown Condition Test
5                                                                                                   TRUE
6                                                                                                   TRUE
7                                                                                                   TRUE
8                                                                                                   TRUE
9                                                                                                   TRUE

Year - Stepdown Class A Criteria       FALSE          TRUE    Class A Percentage
 0                                       1             0.5           0.50
 1                                       1             0.5           0.50
 2                                       1             0.5           0.50
 3                                       1             0              --
 4                                       1             0              --
 5                                       1             0.7           1.00
 6                                       1             0.6           1.00
 7                                       1             0.4           1.00
 8                                       1             0.2           1.00
 9                                       1             0             1.00
10                                       0             0              --

Stepup Conditions
-----------------
Step-up Date                                                       July 12, 2007
Stepup margin - Class A-1 Notes                                         0.61191%
              - Class A-2 Notes                                          0.7800%

                                      EX-99.2
                             Delinquency Information

                                                                    EXHIBIT 99.2
                                                                    ------------

                             Delinquency Information
                             -----------------------


Arrears Information for the Month Ending 31 / December / 2000
For Series 2000 - 1G Medallion MBS Pass-Through Program


                                1-30 days                  31-60 days                61-90 days               90+ days
                       -------------------------    ----------------------    ----------------------    ---------------------
                                         amt in                    amt in                    amt in                   amt in
                       bal of loans      arrears    bal of loans   arrears    bal of loans   arrears    bal of loans  arrears
                       ============      =======    ============   =======    ============   =======    ============  =======

Total                     18,621,993      75,640      4,463,148     51,272       2,033,143    40,634       1,977,662   61,238

No of Loans                                  162                        36                        20                       16

Closing Pool Balance   1,434,708,180
No of Loans                   14,537

% balance                          0           0              0          0               0         0               0        0
% no of pool                                   0                         0               0         0

                                  EXHIBIT 13.4



         Quarterly Servicing Report for the April 12, 2001 Payment Date,
                                filed on form 6-K

                                                                    EXHIBIT 13.4
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the Collection Period ending March 30, 2001

Securitisation  Advisory Services Pty Limited,  as manager of the Series 2000-1G
---------------------------------------------
Medallion Trust
                 (Translation of registrant's name into English)


              Level 6, 48 Martin Place, Sydney, NSW 2000 Australia
              ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __X__   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___    No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
    ------------------------

Other Events


On March 27, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-1G Medallion Trust (the Trust), publicly issued US$955,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due July 12, 2031 (the Notes) pursuant to a registration statement (No. 333-93721) declared effective on March 17, 2000. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,432,500 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $953,567,500 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On July 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On October 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On January 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On April 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                            Securitisation Advisory Services Pty Limited,
                            As Manager for the Series 2000-1G Medallion Trust,
                            --------------------------------------------------
                            (Registrant)



Dated: 8 May, 2001                      By: /s/ Leanne Leong
                                           -------------------------------------

                                        Name: Leanne Leong
                                              ----------------------------------

                                        Title: Authorised Officer
                                              ----------------------------------

                                 Exhibit Index

--------------------------------------------------------------------------------
Exhibit     Description
--------------------------------------------------------------------------------


99.1        The Quarterly Servicing Report for the Distribution Date on
            April 12, 2001.

99.2        Required collateral Information

                                                                    Exhibit 99.1
                                                                    ------------


SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE

Quarterly Summary Distribution Details

Reporting Dates
---------------

Closing Date                                                          27-Mar-00
Determination Date                                                    01-Apr-01
Notice Date                                                           11-Apr-01
Distribution Date                                                     12-Apr-01
Start Accrual Period                                                  12-Jan-01
End Accrual Period                                                    12-Apr-01
No. Of Days in Accrual Period                                                90
Start Collection Period                                               01-Jan-01
End Collection Period                                                 31-Mar-01
No. Of Days in Collection Period                                             90
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                No. of        Initial Invested  Initial Invested
Securities on Issue           Certificates       Amount (US$)     Amount (A$)
-------------------           ------------    ----------------  ----------------


Class A-1 Notes                      9,550     955,000,000.00     1,577,208,918
Class A-2 Notes                      1,500     n/a                  150,000,000
Class B Notes                          150     n/a                   15,000,000
Redraw Bond - series 1                   0     n/a
                                                                  -------------
Redraw Bond - series 2                   0     n/a
                                                                  -------------

US$/A$ exchange rate at issue       0.6055

--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                              Bank         Interest  Interest
INTEREST RATE FOR ACCRUAL PERIOD                             Bill Rate      Margin    Rate
--------------------------------                             ---------      ------     ----

Class A-1 Notes (payable to Currency Swap Provider)           5.910        0.381     6.2919%

Class A-2 Notes                                               5.910        0.390     6.3000%
Class B Notes                                                 5.910        0.700     6.6100%
Redraw Bond - series 1                                        0.000        0.000     0.0000%
Redraw Bond - series 2                                        0.000        0.000     0.0000%

BBSW Interest & Unpaid Interest Rate for Accrual Period      5.9100%
Facilities BBSW                                              5.9100%

---------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
------------------------------------------
                                                   Per Cert.        Aggregate
                                                   ---------      --------------
Total Interest Amount:
   Class A-1 Notes                                 2,103.53       20,088,759.25
   Class A-2 Notes                                 1,275.33        1,912,995.00
   Class B Notes                                   1,607.96          241,194.00
   Redraw Bond - series 1                                 -                   -
   Redraw Bond - series 2                                 -                   -

Principal:
   Class A-1 Notes                                  8,106.13       77,413,514.45
   Class A-2 Notes                                  4,908.26        7,362,390.00
   Class B Notes                                      424.48           63,672.00
   Redraw Bond - series 1                                  -                   -
   Redraw Bond - series 2                                  -                   -

Total:
   Class A-1 Notes                                 10,209.66       97,502,273.70
   Class A-2 Notes                                  6,183.59        9,275,385.00
   Class B Notes                                    2,032.44          304,866.00
   Redraw Bond - series 1                                  -                   -
   Redraw Bond - series 2                                  -                   -

   Total                                           18,425.69      107,082,524.70
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
POOL FACTORS
------------
                                                   Last              Current
                                               Distribution        Distribution
                                                   Date                Date
                                               ------------        ------------

Class A-1 Notes                                  0.82098000         0.77189740
Class A-2 Notes                                  0.82098000         0.77189740
Class B Notes                                    0.98656300         0.98231820
Redraw Bond - series 1                                    -                  -
Redraw Bond - series 2                                    -                  -
--------------------------------------------------------------------------------

QUARTERLY CASHFLOW WORKING SHEET
---------------------------------                   Per Certificate              Aggregate
                                                            $                         $
                                                    ---------------             -------------
  Finance Charge Collections                                                    25,990,780.90
  Finance Charge Collections - Repurchases                                               -
  Finance Charge Damages                                                                 -
  Income due to Seller                                                                   -
  Other Income                                                                   1,175,709.82
PRELIMINARY INCOME AMOUNT                                                       27,166,490.72

  Taxes                                                                             67,416.55
  Trustee Fee                                                                       59,024.39
  Security Trustee Fee                                                                   -
  Manager Fee                                                                      105,988.12
  Servicing Fee                                                                    883,234.37
  Liquidity Commitment Fee                                                          10,805.62
  Redraw Commitment Fee                                                              6,164.38
  Support Facility Payments                                                      1,883,213.88
  Support Facility Receipts                                                        196,989.01
  Expenses                                                                          11,888.15
  Previous Unpaid Facility Int Chg  - Liquidity                                          -
  Liquidity Interest Charge + Previous Unpaid                                       62,933.03
  Previous Unpaid Facility Int Chg  - Redraw Facility                                    -
  Redraw Interest Charge + Previous Unpaid                                               -
  Repayment of Liquidity Facility                                                4,177,224.32
  TOTAL INTEREST AMOUNT  - CLASS A-1 NOTES                                      20,088,759.25
                         - Class A-2 Notes                                       1,912,995.00
                         - Class B Notes                                           241,194.00
                                 - Redraw Bonds - series 1                               -
                                 - Redraw Bonds - series 2                               -
REQUIRED INCOME AMOUNT                                                          29,313,852.05

Income Shortfall                                                                 2,147,361.33
Liquidity Facility Draw                                                          2,147,361.33

Principal Chargeoff Unreimbursement                                                      -
Principal Chargeoff
                                                                                         -

TOTAL PRINCIPAL CHARGEOFF REIMBURSEMENT DUE                                              -

PAYMENT ALLOCATION CASCADE
--------------------------
  Preliminary Income Amount                                                     27,166,490.72
  Liquidity Facility Draw                                                        2,147,361.33

AVAILABLE INCOME AMOUNT                                                         29,313,852.05


                                                                                                       Monthly
                                                           Due             Available             Paid         Allocation
                                                      ------------      ---------------        ---------    -------------
Taxes                                                    67,416.55       29,313,852.05         67,416.55       67,416.55
Trustee Fee                                              59,024.39       29,246,435.50         59,024.39       59,024.39
Security Trustee Fee                                          -          29,187,411.11              -             -
Manager Fee                                             105,988.12       29,187,411.11        105,988.12      105,988.12
Servicing Fee                                           883,234.37       29,081,422.99        883,234.37      883,234.37
Liquidity Commitment Fee                                 10,805.62       28,198,188.62         10,805.62       10,805.62
Redraw Commitment Fee                                     6,164.38       28,187,383.00          6,164.38        6,164.38
Support Facility Payments                             1,883,213.88       28,181,218.62      1,883,213.88    1,883,213.88
Support Facility Receipts                               196,989.01       26,298,004.74        196,989.01      196,989.01
Expenses                                                 11,888.15       26,494,993.75         11,888.15       11,888.15
Liquidity Interest Charge                                62,933.03       26,483,105.60         62,933.03       62,933.03
Repayment of Liquidity Facility                       4,177,224.32       26,420,172.57      4,177,224.32    4,177,224.32


Interest Amount Payable - Redraw Facility                     -          22,242,948.25              -              -
         - CLASS A-1 NOTES                           20,088,759.25       22,242,948.25     20,088,759.25  20,088,759.25
         - CLASS A-2 NOTES                            1,912,995.00        2,154,189.00      1,912,995.00   1,912,995.00
              - Redraw Bonds - series 1                       -             241,194.00              -              -
              - Redraw Bonds - series 2                       -             241,194.00              -              -

              - Class B Notes                           241,194.00          241,194.00        241,194.00     241,194.00
Total Principal Chargeoff Reimbursement                       -                   -                 -              -


EXCESS DISTRIBUTION                                                                          -               -

Unpaid Facility Int Chg  - Liquidity                                                         -
                         - Redraw                                                            -
Unpaid Security Interest Amount - Class A-1 Notes                                            -
                         - Class A-2 Notes                                                   -
                         - Class B Notes                                                     0.00
                         - Redraw Bonds - series 1                                           -
                         - Redraw Bonds - series 2                                           -


FACILITIES OUTSTANDING
----------------------

Liquidity Commitment Facility Limit                                      48,000,000.00
Beginning Liquidity Commitment Facility                                  43,822,775.68
Previous Liquidity Facility Draw                                          4,177,224.32
Repayment of Liquidity Facility                                           4,177,224.32
Liquidity Facility Draw                                                   2,147,361.33
Ending Liquidity Commitment Facility                                     45,852,638.67

Redraw Commitment Facility Limit                                         50,000,000.00
Beginning Redraw Commitment Facility                                     50,000,000.00
Previous Redraw Facility Draw                                                     -
Previous Redraw Facility Draw - Chargeoffs                                        -
Repayment of Redraw Facility                                                      -
Repayment of Unreimbursed Chargeoffs                                              -
Redraw Facility Draw - Unreimbursed Chargeoffs                                    -
Redraw Facility Available to Draw                                        50,000,000.00
Redraw Facility Draw                                                              -
Ending Redraw  Commitment Facility                                       50,000,000.00                    50,000,000.00



INTEREST AND PRINCIPAL DISTRIBUTION  WORKSHEET
----------------------------------------------
                                                                          Certificate                 Aggregate
                                                                              $                           $
                                                                          -----------               -------------

INTEREST AMOUNT
---------------
CLASS A-1 NOTES

Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                         -
Interest on  Unpaid Security Interest Amount                                   -                             -
Security  Interest Amount                                                  2,103.53                 20,088,759.25
Total Interest Amount                                                                               20,088,759.25

Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                         -
Interest on  Unpaid Security Interest Amount
                                                                                                             -
Security  Interest Amount                                                                           20,088,759.25
Interest Amount Payable                                                    2,103.53                 20,088,759.25
Unpaid Security Interest Amount                                                                              -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                         -
Interest on  Unpaid Security Interest Amount                                   -                             -
Security  Interest Amount                                                  1,275.33                  1,912,995.00
Total Interest Amount                                                                                1,912,995.00


Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                          -
Interest on  Unpaid Security Interest Amount                                                                  -
Security  Interest Amount                                                                            1,912,995.00
Interest Amount Payable                                                    1,275.33                  1,912,995.00
Unpaid Security Interest Amount
                                                                                                            -

CLASS B NOTES
Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                        -
Interest on  Unpaid Security Interest Amount                                   -                            -
Security  Interest Amount                                                  1,607.96                   241,194.00
Total Interest Amount                                                                                 241,194.00

Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                        -
Interest on  Unpaid Security Interest Amount                                                                -
Security  Interest Amount                                                                             241,194.00
Interest Amount Payable                                                    1,607.95                   241,194.00
Unpaid Security Interest Amount                                                                             -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                        -
Interest on  Unpaid Security Interest Amount                                   -                            -
Security  Interest Amount                                                      -                            -
Total Interest Amount                                                                                       -

Unpaid Security Interest Amount (after last Distribution Date)                                              -
Interest on  Unpaid Security Interest Amount                                                                -
Security  Interest Amount                                                                                   -
Interest Amount Payable                                                        -                            -
Unpaid Security Interest Amount                                                                             -




REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                              -
Interest on  Unpaid Security Interest Amount                                   -                            -
Security  Interest Amount                                                      -                            -
Total Interest Amount                                                                                       -

Unpaid Security Interest Amount (after last Distribution Date)                                              -
Interest on  Unpaid Security Interest Amount                                                                -
Security  Interest Amount                                                                                   -

Interest Amount Payable                                                        -                            -
Unpaid Security Interest Amount                                                                             -

PRINCIPAL AMOUNT
----------------
Principal Collections                                                                              97,095,607.57
Principal Collections - Repurchases                                                                         -
  less Repayment Of Redraw Facility                                                                         -
  less Total Customer Redraw                                                                      (12,256,030.65)
  plus Redraw Facility Draw                                                                                 -
  plus Redraw Bonds Issue this month                                                                        -
  Aggregate Principal Damages from Seller & Servicer                                                        -
  Principal Chargeoff Reimbursement  - Class B Notes                                                        -
                       - CLASS A-1 NOTES                                                                    -
                       - CLASS A-2 NOTES                                                                    -
                                     - Redraw Bonds - Series 1                                              -
                                     - Redraw Bonds - Series 2                                              -
                                     - Redraw Facility                                                      -
  Principal rounding b/f                                                                                    0.29

  Scheduled Principal Amount                                           6,150,828.90
  Scheduled Principal Amount less redraws                              6,150,828.90
  Unscheduled Principal Amount - Partial Prepayment                   65,517,233.63
  Unscheduled Principal Amount - Full Prepayment                      25,427,545.04
  Unscheduled Principal Amount - less redraws + C/O Reim              78,688,748.02

Total Available Principal Amount for Redraw Bonds                                                  84,839,577.21

Principal Distribution - Redraw Bonds - Series 1                               -                            -
Principal Distribution - Redraw Bonds - Series 2                               -                            -

Principal rounding b/f                                                                                      0.29
Total Unscheduled Principal Amount                                                                 78,688,748.02
Total Scheduled Principal Amount                                                                    6,150,828.90
Total Available Principal Amount for Notes                                                         84,839,577.21

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                                      100%      50%
CLASS A AVAILABLE PRINCIPAL PAYMENT
        CLASS A-1 PRINCIPAL PAYMENT                                         8106.13                77,413,514.45
        CLASS A-2 PRINCIPAL PAYMENT                                         4908.26                 7,362,390.00
Class B Principal Payment                                                    424.48                    63,672.00

Principal rounding c/f                                                                                      0.76

Outstanding Principal - beginning period                                                        1,432,802,422.42
  less Principal Repayment                                                                        (97,095,607.57)
  plus Total Customer Redraw                                                                       12,256,030.65
  less Principal Losses                                                                                     -
Outstanding Principal - Closing period                                                          1,347,962,845.50





PRINCIPAL LOSSES
----------------
Principal Losses                                                                                             -
  PRINCIPAL DRAW AMOUNT - POOL MORTGAGE INSURANCE POLICY                                                     -
  PRINCIPAL DRAW AMOUNT - INDIVIDUAL MORTGAGE INSURANCE POLICY                                               -
Net Principal Losses                                                                                         -

Principal Chargeoff  - Class B Notes                                                                         -
                  - CLASS A-1 NOTES                                                                          -
                  - CLASS A-2 NOTES                                                                          -
                       - Redraw Bonds Series 1                                                               -
                       - Redraw Bonds Series 2                                                               -
                       - Redraw Facility                                                                     -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -

Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -

Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -


REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -


INVESTORS BALANCE OUTSTANDING  WORKSHEET
----------------------------------------
                                                                                   Aggregate           Aggregate
                                                                                      US$                  A$
                                                                                ---------------      ----------------

CLASS A-1 NOTES
Initial Invested Amount                                                         955,000,000.00       1,577,208,918.25
  previous Principal Distribution                                               170,964,100.00        282,351,940.54
  Principal Distribution for current period                                      46,873,883.00        77,413,514.45
Total Principal Distribution to date
                                                                                217,837,983.00        359,765,454.99
Beginning Invested Amount                                                       784,035,900.00       1,294,856,977.71
Ending Invested Amount                                                          737,162,017.00       1,217,443,463.26
Unreimbursed Principal Chargeoffs                                                         -                      -
Beginning Stated Amount                                                         784,035,900.00       1,294,856,977.71
Ending Stated Amount                                                            737,162,017.00       1,217,443,463.26

CLASS A-2 NOTES
INITIAL INVESTED AMOUNT                                                                                150,000,000.00
  PREVIOUS PRINCIPAL DISTRIBUTION                                                                       26,853,000.00
  PRINCIPAL DISTRIBUTION FOR CURRENT PERIOD                                                              7,362,390.00
TOTAL PRINCIPAL DISTRIBUTION TO DATE                                                                    34,215,390.00
BEGINNING INVESTED AMOUNT                                                                              123,147,000.00
ENDING INVESTED AMOUNT                                                                                 115,784,610.00
UNREIMBURSED PRINCIPAL CHARGEOFFS                                                                                -
BEGINNING STATED AMOUNT                                                                                123,147,000.00
ENDING STATED AMOUNT                                                                                   115,784,610.00

CLASS B NOTES
Initial Invested Amount                                                                                 15,000,000.00
  previous Principal Distribution                                                                          201,555.00
  Principal Distribution for current period                                                                 63,672.00
Total Principal Distribution to date                                                                       265,227.00
Beginning Invested Amount                                                                               14,798,445.00

Ending Invested Amount                                                                                  14,734,773.00
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                 14,798,445.00
Ending Stated Amount                                                                                    14,734,773.00

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                                 -
Initial Invested Amount                                                                                          -
  Principal Distribution (after last Distribution Date)                                                          -
  Principal Distribution for current period                                                                      -
Total Principal Distribution to date                                                                             -
Beginning Invested Amount                                                                                        -
Ending Invested Amount                                                                                           -
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                          -
Ending Stated Amount                                                                                             -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                                 -
Initial Invested Amount                                                                                          -

Principal Distribution (after last Distribution Date)                                                            -
Principal Distribution for current period                                                                        -
Total Principal Distribution to date                                                                             -
Beginning Invested Amount                                                                                        -
Ending Invested Amount                                                                                           -
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                          -
Ending Stated Amount                                                                                             -


AVERAGE MONTHLY PERCENTAGE
--------------------------

Current Balance of Arrears greater than 60 Days                                                          3,928,170.18
Current Outstanding Loan Balance                                                                     1,347,962,845.50
Average Monthly Percentage                                                                                       0.00
Monthly Percentage - Current Period                                                                              0.00
Monthly Percentage Month 2                                                                                          0
Monthly Percentage Month 3                                                                                       -
Monthly Percentage Month 4                                                                                       -
Monthly Percentage Month 5                                                                                       -
Monthly Percentage Month 6                                                                                       -
Monthly Percentage Month 7                                                                                       -
Monthly Percentage Month 8                                                                                       -
Monthly Percentage Month 9                                                                                       -
Monthly Percentage Month 10                                                                                      -
Monthly Percentage Month 11                                                                                      -
Monthly Percentage Month 12                                                                                      -


STEPDOWN CONDITIONS
-------------------

Years since initial Determination Date                                                                            1.08
Required Subordinated Percentage                                                                                  -
Available Subordinated Percentage                                                                                 0.01
Aggregate Unreimbursed Principal Chargeoffs                                                                       -
Required Class B Stated Amount Outstanding                                                                4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                             4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                             1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                                                         4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                                                         5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                                                         6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                                                         6,750,000.00
9 <= Year, Unreim C/O Maximum                                                                             7,500,000.00

Stepdown Condition less than 5 years                                                                             TRUE
Stepdown Condtion greater than & equal to 5 years                                                                FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                                   TRUE
Year - Stepdown Condition Test
5                                                                                                                TRUE
6                                                                                                                TRUE
7                                                                                                                TRUE
8                                                                                                                TRUE
9                                                                                                                TRUE

Year - Stepdown Class A Criteria                           FALSE                       TRUE             Class A Percentage
0                                                              1                        0.5                      0.50
1                                                              1                        0.5                      0.50
2                                                              1                        0.5                      0.50
3                                                              1                          0                      -
4                                                              1                          0                      -
5                                                              1                        0.7                      1.00
6                                                              1                        0.6                      1.00
7                                                              1                        0.4                      1.00
8                                                              1                        0.2                      1.00
9                                                              1                          0                      1.00
10                                                             0                          0                      -



STEPUP CONDITIONS
-----------------
STEP-UP DATE                                                                                               July 12, 2007
STEPUP MARGIN - CLASS A-1 NOTES                                                                                 0.61191%
              - CLASS A-2 NOTES                                                                                  0.7800%

                                                                    Exhibit 99.2
                                                                    ------------
                         REQUIRED COLLATERAL INFORMATION
                          M001G ARREARS DATA MARCH 2001


------------------------------------------------------------------------------------------------------------------------------------
Days                           D 1-30         DI 1-30      D 31-60     DI 31-60     D61-90      DI 61-90      D 90+        DI 90+
---------------------      -------------      -------     ---------    --------     ---------   --------      ---------    ------


Total                         14,483,342       74,370     3,157,380      36,870     1,257,458     22,212      1,767,390    63,610
No. of Loans                                      131                        28                       14                       18



Closing Pool Balance       1,349,966,743
No. of Loans                      13,875




% balance                           1.07%       0.01%         0.23%       0.00%         0.09%       0.00%         0.13%      0.00%
% no.of pool                                    0.94%                     0.20%                     0.10%                    0.13%