Form 20-F
period 2001-06-30
SECURITISATION ADVISORY SERVICES PTY LTD
filed 2001-12-31
CIK 1101295

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

Commission file number 333-93721

                  SECURITISATION ADVISORY SERVICES PTY LIMITED
        In its capacity as Manager of the Series 2001-1G Medallion Trust
                      Australian Company Number 064 133 946
             (Exact name of Registrant as specified in its charter)
                           New South Wales, Australia
                 (Jurisdiction of incorporation or organisation)
              Level 8, 48 Martin Place, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)


SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None

SECURITIES  REQUIRED TO BE REGISTERED  PURSUANT TO SECTION 12(G) OF THE ACT
None

SECURITIES FOR WHICH THERE IS A REPORTING  OBLIGATION  PURSUANT TO
SECTION 15(d) OF THE ACT
US$1,100,000,000 Class A1 Mortgage Backed Floating Rate Notes


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

 Item 17 [ ]   Item 18 [ ]  Incorporated by Reference to filings on Form 6K [X}

CROSS REFERENCE SHEET


20-F Item Number and Caption                                                     Location
------------------------------------------------------------------------------   ------------------------------------------

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


PART II
13.        Defaults, Dividend Arrearages and Delinquencies....................   Defaults and Delinquencies
14         Materials Modifications to the Rights of Security Holders
           and Use of Proceeds Material ......................................   Modifications to the Rights of
                                                                                   Security Holders
15.        [Reserved]
16.        [Reserved]


PART III
17.        Financial Statements...............................................   Not applicable
18.        Financial Statements...............................................   Not applicable
19.(a)     Financial Statements ..............................................   Periodic filings on Form 6-K
                                                                                 incorporated by reference
   (b)  Exhibits .............................................................   Exhibits

TABLE OF CONTENTS


PART 1

   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
   ITEM 3: SELECTED FINANCIAL INFORMATION____________________________________4
   ITEM 4: PROPERTY__________________________________________________________5
   ITEM 7: INTEREST OF MANAGEMENT AND RELATED PARTIES IN TRANSACTIONS________5
   ITEM 9: MARKETS___________________________________________________________5
   ITEM 10: EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES_5
   ITEM 11: MARKET RISKS_____________________________________________________8

PART II

   ITEM 13: DEFAULTS AND DELINQUENCIES_______________________________________9
   ITEM 14: MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS______________9

PART III

   ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS_______________________________10

EXHIBITS

   EXHIBIT 99.1:    THE MANAGER OFFICER'S CERTIFICATE OF COMPLIANCE
   EXHIBIT 99.2:    DOCUMENT CUSTODY AUDIT REPORT
   EXHIBIT 99.4:    AUDITED ANNUAL REPORT FOR THE PERIOD ENDED 30 JUNE 2001

PART 1

This Annual Report on Form 20-F relates to the Series 2001-1G Medallion Trust (the TRUST) and the Class A-1 Mortgage Backed Floating Rate Notes (the NOTES) issued pursuant to the Class A-1 Note Trust Deed dated as of April 5, 2001 (the CLASS A-1 NOTE TRUST DEED), between Perpetual Trustee Company Limited, as issuer trustee (the ISSUER TRUSTEE); Securitisation Advisory Services Pty Limited, as Manager (the MANAGER); and Bank of New York, New York branch, as Class A-1 note trustee (the CLASS A-1 NOTE TRUSTEE). Capitalised terms used herein and not defined have the same meanings given to such terms in the Prospectus related to the Notes.

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


ITEM 3: SELECTED FINANCIAL INFORMATION

The Manager incorporates by reference and attaches, pursuant to General Instruction F to Form 20-F and Rule 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Quarterly Servicing Reports, filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders.

None.

The Manager also attaches hereto, as Exhibit 99.2 and Exhibit 99.3 respectively, the following documents:

Document Custody Audit Report, and
Audited Annual Report


CURRENCY EXCHANGE

A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2001 was US$0.5100 = A$1.00

Payments to noteholders, however, are generally not affected by fluctuations in the exchange rate between Australian and US dollars because of the currency swap. Refer to Note 1(e) of the Annual Report of the Trust attached as Exhibit 99.3.

ITEM 4: PROPERTY

The property of the Trust consists solely of residential mortgage loans. Information concerning such property can be found in the Financial Report for the Period Ending June 30, 2001, attached as Exhibit 99.3. Additionally, an Officer's Certificate of Compliance, executed by a director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.


ITEM 7: INTEREST OF MANAGEMENT AND RELATED PARTIES IN TRANSACTIONS

Securitisation Advisory Services Pty Limited is a wholly owned subsidiary of Commonwealth Bank of Australia. Its principal business activity is the management of securitisation trusts established under Commonwealth Bank of Australia's Medallion Trust Programmes.

Commonwealth Bank of Australia provides working capital to Securitisation Advisory Services Pty Ltd. Also, Securitisation Advisory Services Pty Ltd has entered into transaction on commercial terms with either Commonwealth Bank of Australia or wholly owned subsidiaries of Commonwealth Bank of Australia in order to carry out its function as manager under the securitisation trusts.


ITEM 9: MARKETS

The Notes are not traded on any nationally recognised exchange in the United States. The Notes are listed and exchanged on the London Stock Exchange.


ITEM 10: EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES

LEGAL PROCEEDINGS

The Manager knows of no material legal proceedings involving any of the Trust, the Manager, the Servicer or the Issuer Trustee.

HOLDERS OF NOTES

The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company. Accordingly, Cede & Co. is the sole holder of record of the Notes, which it held on behalf of approximately 20 brokers, dealers, banks and other direct participants in the DTC system.

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


ITEM 11: MARKET RISKS

Information regarding various market risks can be found in the Annual Report for the Period 20 April 2001 to 30 June 2001 attached as Exhibit 99.3.

PART II


ITEM 13: DEFAULTS AND DELINQUENCIES

There have been no material defaults or delinquencies in the payment of principal or interest on the Notes.


ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS

None.

PART III


ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a) See the "Selected Financial Information" section in this Annual Report and the Exhibits described in section (b) below.

(b)  Exhibits


The following documents are filed as part of this Annual Report:

1.   Exhibit 99.1: The Manager Officer's Certificate of Compliance
2.   Exhibit 99.2: Document Custody Audit Report
3.   Exhibit 99.3: Audited Annual Report for the period ended 30 June 2001

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


 /s/ Raymond George Wilkie
-------------------------------------
Name:  Raymond George Wilkie

Director
Securitisation Advisory Services Pty Limited
Date: December 20, 2001

INDEX TO EXHIBITS


Exhibit No.         Document Description
-----------         --------------------

   99.1        The Manager Officer's Certificate of Compliance
   99.2        Document Custody Audit Report
   99.3        Audited Annual Report for the Period Ended 30 June 2001