Form 20-F
period 2002-06-30
SECURITISATION ADVISORY SERVICES PTY LTD
filed 2002-12-24
CIK 1101295

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


Commission file number: 333-93721

                  Securitisation Advisory Services Pty Limited
        In its capacity as Manager of the Series 2001-1G Medallion Trust
                      Australian Company Number 064 133 946
         -------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                           New South Wales, Australia
          -------------------------------------------------------------
                 (Jurisdiction of incorporation or organisation)


              Level 8, 48 Martin Place, Sydney, NSW 2000, Australia
          -------------------------------------------------------------
                    (Address of principal executive offices)


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


                                       -1-                              2001-1G

CROSS REFERENCE SHEET

 20-F Item Number and Caption                                                     Location
----------------------------------------------------------------------------------------------------------------

PART I
1.         Identity of Director, Senior Management and Advisers...............  Not applicable
2.         Offer Statistics and Expected Timetable............................  Not applicable
3.         Key Information ...................................................  Selected Financial Information
4.         Information on the Company ........................................  Property
5.         Operating and Financial Review and Prospects.......................  Not applicable
6.         Directors, Senior Management and Employees.........................  Not applicable
7.         Interest of Management and Related Parties in Transactions.........  Major Shareholders and related
                                                                                Party Transactions
8.         Financial Information .............................................  Not applicable
9.         The Offer and Listing..............................................  Markets
10.        Additional Information.............................................  Exchange Controls, Taxation,
                                                                                Legal Proceedings, Holders of
                                                                                Notes
11.        Quantitative and Qualitative Disclosures About Market Risk.........  Market Risk
12.        Description of Securities Other than Equity Securities.............  Not applicable

PART II
13.        Defaults, Dividend Arrearages and Delinquencies ...................  Defaults and Delinquencies
14.        Materials Modifications to the Rights of Security Holders            Material Modifications to the
           and Use of Proceeds................................................  Rights of Security Holders
15.        [Reserved]
16.        [Reserved]

PART III
17.        Financial Statements ..............................................  Not applicable
18.        Financial Statements ..............................................  Not applicable

19  (a)    Financial Statements ..............................................  Periodic filings on Form 6-K or
                                                                                8-K, as applicable,
                                                                                incorporated by reference
    (b)    Exhibits ..........................................................  Exhibits


                                      -2-                                2001-1G


TABLE OF CONTENTS

PART 1____________________________________________________________________________4

   Incorporation of Certain Documents by Reference _______________________________4

   Item 3: Selected Financial Information_________________________________________4

   Item 4: Property_______________________________________________________________5

   Item 7: Interest of Management and Related Parties in Transactions_____________5

   Item 9: Markets________________________________________________________________5

   Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes______5

   Item 11: Market Risks_________________________________________________________10

PART II__________________________________________________________________________11

   Item 13: Defaults and Delinquencies___________________________________________11

   Item 14: Material Modification to Rights of Security Holders__________________11

PART III_________________________________________________________________________12

   Item 19: Financial Statements and Exhibits____________________________________12

 Index to Exhibits_______________________________________________________________12



                                      -3-                                2001-1G

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


ITEM 3: SELECTED FINANCIAL INFORMATION

The Manager incorporates by reference and attaches hereto as Exhibits 13.1 to 13.4, pursuant to General Instruction F to Form 20-F and Rule 12b-23 promulgated under the Securities Exchange Act of 1934, the following Quarterly Servicing Reports, filed on Form 6-K or Form 8-K, as applicable, which include all financial information relating to the Trust that is relevant to Noteholders.

Quarterly Servicing Report for the August 20, 2001 Payment Date, filed on Form 6-k
Quarterly Servicing Report for the November 19, 2001 Payment Date, filed on Form 6-k
Quarterly Servicing Report for the February 19, 2002 Payment Date, filed on Form 6-k, and
Quarterly Servicing Report for the May 20, 2002 Payment Date, filed on Form 8-k,


The  Manager  also   attaches   hereto,   as  Exhibits  13.5  and  Exhibit  99.2
respectively, the following documents:

Aggregate Totals for the Fiscal Year,
Document Custody Audit Report.


                                      -4-                                2001-1G

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

                                      -5-                                2001-1G

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


                                      -6-                                2001-1G

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


                                      -7-                                2001-1G

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


                                      -8-                                2001-1G

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


                                      -9-                                2001-1G

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




                                      -10-                               2001-1G

PART II


ITEM 13: DEFAULTS AND DELINQUENCIES

There have been no material defaults or delinquencies in the payment of principal or interest on the Notes.


ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS

None.



                                      -11-                               2001-1G

PART III


ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a) See the "Selected Financial Information" section in this Annual Report and the Exhibits described in section (b) below.

(b)      Exhibits


The following documents are filed as part of this Annual Report:

13.1 Quarterly Servicing Report for the August 20, 2001 Payment Date, filed on form 6-K

13.2 Quarterly Servicing Report for the November 19, 2001 Payment Date, filed on form 6-K

13.3 Quarterly Servicing Report for the February 19, 2002 Payment Date, filed on form 6-K

13.4 Quarterly Servicing Report for the May 20, 2002 Payment Date, filed on form 8-K

13.5     Servicing Report  - Aggregate Totals for the Fiscal Year

99.1     The Manager Officer's Certificate of Compliance

99.2     Document Custody Audit Report

                                      -12-                               2001-1G

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



                                      -13-                              2001-1G

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.




                                     /S/  GEOFFREY MICHAEL STEEL
                                  ----------------------------------------------
                                  Name:   Geoffrey Michael Steel
                                  Title: Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer
Date: December 20, 2002


                                     /S/  MARTEN TOUW
                                  ----------------------------------------------
                                  Name:   Marten Touw
                                  Title:  Director
Date: December 20, 2002




                                     /S/  GEOFFREY MICHAEL STEEL
                                  ----------------------------------------------
                                  Name:   Geoffrey Michael Steel
                                  Title:  Director
Date: December 20, 2002



                                     /S/  CRAIG ANTHONY CARLAND
                                  ----------------------------------------------
                                  Name:   Craig Anthony Carland
                                  Title:  Director
Date: December 20, 2002




                                      -14-                              2001-1G

                         SERIES 2001-1G MEDALLION TRUST

   Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002


     I,   Geoffrey   Michael   Steel,   the  Principal   Financial   Officer  of
Securitisation Advisory Services Pty Limited certify that:

          1. I have reviewed this annual report on Form 20F, and all reports on Forms 6K and 8-K containing quarterly servicing reports filed in respect of periods included in the year covered by this annual report, of Securitisation Advisory Services Pty Limited (the Trust Manager and Registrant);

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




Date: December 20, 2002



   /S/ GEOFFREY MICHAEL STEEL
-------------------------------------
Name:  Geoffrey Michael Steel
Title: Principal Financial Officer

INDEX TO EXHIBITS


Exhibit No.      Document Description
-----------      --------------------

13.1 Quarterly Servicing Report for the August 20, 2001 Payment Date, filed on form 6-K

13.2 Quarterly Servicing Report for the November 19, 2001 Payment Date, filed on form 6-K

13.3 Quarterly Servicing Report for the February 19, 2002 Payment Date, filed on form 6-K

13.4 Quarterly Servicing Report for the May 20, 2002 Payment Date, filed on form 8-K

13.5     Servicing Report  - Aggregate Totals for the Fiscal Year

99.1     The Manager Officer's Certificate of Compliance

99.2     Document Custody Audit Report


                                      -15-                              2001-1G